Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PAETEC HOLDING CORP.,

CAIRO ACQUISITION CORP.,

CAVALIER TELEPHONE CORPORATION

AND

M/C VENTURE PARTNERS V, L.P., as Stockholder Representative

Dated as of September 12, 2010

4.17	Environmental Matters	41
4.18	Financial Advisors	42
4.19	Banks; Powers of Attorney	42
4.20	Insurance	42
4.21	Transactions with Affiliates, Stockholders, Officers, Directors and Others	42
4.22	Securityholders’ Agreement	43
4.23	Compliance with Communications Laws	43
4.24	Real Property	43
4.25	Right-of-Way Agreements and Network Facilities	45
4.26	Customers and Suppliers	47
4.27	Route Information	47
4.28	Auction Process	48
4.29	Accounts Receivable	48
4.30	No Other Representations or Warranties; Schedules	48

ARTICLE V APPOINTMENT OF STOCKHOLDER REPRESENTATIVE		49

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB		52

6.1	Organization and Good Standing	52
6.2	Authorization of Agreement	52
6.3	Conflicts; Consents of Third Parties	53
6.4	Investment Intention	53
6.5	Financial Advisors	53
6.6	Financing	54
6.7	Condition of the Business	54
6.8	Litigation	54

ARTICLE VII COVENANTS		54

7.1	Access to Information	54
7.2	Conduct of the Business Pending the Closing	55
7.3	Consents	59
7.4	Regulatory Approvals	60
7.5	Further Assurances	62
7.6	Confidentiality	62
7.7	Indemnification, Exculpation and Insurance	62
7.8	Public Announcements	64
7.9	Employment Matters	64
7.10	Tax Matters	64
7.11	Company Stockholder Approval; Notice	66
7.12	Acquisition Proposals	66
7.13	Financing	67
7.14	Notification	68

ARTICLE VIII CONDITIONS TO CLOSING		69

8.1	Conditions Precedent to Obligations of Purchaser and Merger Sub	69
8.2	Conditions Precedent to Obligations of the Company	70

ARTICLE IX TERMINATION		71

9.1	Termination of Agreement	71
9.2	Written Demand	72
9.3	Procedure Upon Termination	73
9.4	Effect of Termination	73

ARTICLE X [RESERVED]		73

10.1	[Reserved]	73

ARTICLE XI MISCELLANEOUS		73

11.1	Payment of Sales, Use or Similar Taxes	73
11.2	No Survival of Representations and Warranties and Pre-Closing Covenants	73
11.3	Expenses	73
11.4	Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	74
11.5	Entire Agreement; Amendments and Waivers	74
11.6	Governing Law	75
11.7	Notices	75
11.8	Severability	77
11.9	Binding Effect; Assignment	77
11.10	Retention of Counsel	77
11.11	Counterparts	78

Schedules

Schedule 4.1	Organization and Good Standing
Schedule 4.3(a)	No Conflicts
Schedule 4.3(b)	Company Consents
Schedule 4.4(a)	Capitalization of the Company
Schedule 4.4(b)	Outstanding Options, Warrants
Schedule 4.5	Subsidiaries
Schedule 4.6	Financial Statements
Schedule 4.7	No Undisclosed Liabilities
Schedule 4.8	Absence of Certain Developments
Schedule 4.9	Taxes
Schedule 4.10	Assets and Liens
Schedule 4.11	Intellectual Property
Schedule 4.12	Material Contracts
Schedule 4.13	Employee Benefit Plans
Schedule 4.14	Human Resources Complaints
Schedule 4.14(d)	Business Employees
Schedule 4.15	Litigation
Schedule 4.16	Compliance with Law
Schedule 4.17	Environmental Matters
Schedule 4.18	Company Financial Advisors
Schedule 4.19	Banks; Powers of Attorney
Schedule 4.20	Insurance
Schedule 4.21	Transactions with Affiliates, Stockholders, Officers, Directors and Others
Schedule 4.23	Compliance with Communications Laws
Schedule 4.24(b)	Owned Real Estate
Schedule 4.24(c)	Leased Real Property
Schedule 4.25(b)	Right-of-Way Agreements and Network Facilities
Schedule 4.25(c)	Leased Network Facilities
Schedule 4.26	Customers and Suppliers
Schedule 4.27	Fiber Route Information
Schedule 6.3	Purchaser Consents
Schedule 6.5	Purchaser Financial Advisors
Schedule 7.2(a)(i)	Conduct of the Business Pending the Closing
Schedule 7.2(b)(i)	Conduct of the Business Pending the Closing
Schedule 8.1(e)	Required Consents

Exhibits

Exhibit A	Escrow Agreement
Exhibit B	Form of Letter of Transmittal
Exhibit C	Escrow Pro Rata Shares
Exhibit D	Form of Merger Consideration Disbursement Schedule
Exhibit E	Form of Written Consent

Annexes

Annex A-1	Current Assets and Current Liabilities of the Company or its Subsidiaries
Annex A-2	Specified Matters and Specified Matters Amount
Annex A-3	Accounting Principles, Policies, Procedures and Methodologies
Annex B	Sale Participation Plan

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 12, 2010 (the “Agreement”), by and among PAETEC Holding Corp., a Delaware corporation (“Purchaser”), CAIRO ACQUISITION CORP., a Delaware corporation and indirect, wholly-owned subsidiary of Purchaser (“Merger Sub”), CAVALIER TELEPHONE CORPORATION, a Delaware corporation (the “Company”) and M/C VENTURE PARTNERS V, L.P., a Delaware limited partnership as the representative of the Company’s stockholders (the “Stockholder Representative”).

R E C I T A L S:

Purchaser desires to acquire the Company through the merger (the “Merger”) of Merger Sub with and into the Company pursuant to the Delaware General Corporation Law (the “DGCL”), with the Company being the surviving corporation in the Merger.

The Board of Directors of each of the Purchaser, Merger Sub and the Company have each determined that it is advisable for, and in the best interest of, their respective stockholders for Purchaser to acquire the Company through the Merger, after which the Company shall be a wholly-owned subsidiary of Purchaser.

After the execution of this Agreement, and as an inducement to Purchaser’s willingness to enter into this Agreement, the Company shall (i) solicit irrevocable written consent in accordance with and pursuant to Section 228 of the DGCL and in the form attached hereto as Exhibit E from certain holders of capital stock of the Company, (which holders shall include the consent of those stockholders of the Company owning approximately 96% of the issued and outstanding Common Stock as well as those Company Stockholders owning approximately 95% of the issued and outstanding Preferred Stock (the “Majority Holders”)), pursuant to which the Majority Holders will approve this Agreement, the Merger and the other transactions contemplated hereby and thereby waive any rights to seek appraisal for such capital stock (to the extent a right of appraisal exists thereon) held by such Company Stockholder as provided under the DGCL (the “Written Consent”) and (ii) deliver the Written Consent to Purchaser in the form executed, adopted, dated and delivered by the stockholders of the Company, which Written Consent shall constitute the approval required to adopt and approve this Agreement and the Merger pursuant to the Company Charter, the Company’s bylaws and the DGCL.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Accounting Fees” has the meaning set forth in Section 3.9(c).

“Additional Consideration” has the meaning set forth in Section 3.9(d)(ii).

“Adjustment Time” means 12:01 a.m., Richmond, Virginia time, on the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the introduction to this Agreement.

“Antitrust Laws” has the meaning set forth in Section 7.4(a).

“Assets” has the meaning set forth in Section 4.10.

“Balance Sheet Date” means December 31, 2009.

“Balance Sheets” has the meaning set forth in Section 4.6.

“Base Merger Consideration” has the meaning set forth in Section 3.2.

“Business Day” means any day of the year on which national banking institutions in Richmond, Virginia or New York, New York are open to the public for conducting business and are not required or authorized to close.

“Business Employee” means any individual (i) currently employed by the Company or any Subsidiary as of the date hereof or (ii) hired by the Company or any Subsidiary between the date hereof and the Closing Date, but excludes any individual who ceases to be employed by the Company or any Subsidiary prior to the Closing Date.

“Cash” means cash, cash equivalents and short-term investments.

“Cash Capped Amount” means a dollar amount equal to $35,000,000.

“CEO” has the meaning set forth in Section 3.3.

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Closing” has the meaning set forth in Section 3.1.

“Closing Balance Sheet” has the meaning set forth in 3.9(a).

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Statement” has the meaning set forth in Section 3.9(a).

“Closing Working Capital” means (i) the aggregate amount of the current assets of the Company and the Company Subsidiaries (consisting of the asset account line items identified on Annex A-1) as of the Adjustment Time less (ii) the aggregate amount of the current liabilities of the Company and the Company Subsidiaries (consisting of the liability account line items identified on Annex A-1) as of the Adjustment Time, in each case as determined utilizing the accounting principles, policies, procedures and methodologies reflected on Annex A-3; provided, that for the avoidance of doubt, for the purposes of the calculation of Closing Working Capital current liabilities shall exclude any liabilities included in Company Transaction Expenses, Company Closing Bonuses (including for purposes of such exclusion, the Company’s portion of payroll or FICA Taxes relating thereto to the extent less than $400,000) and Company Financing Costs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means, collectively, (i) the Class A Common Stock, par value of $.0001 per share, of the Company (the “Class A Common Stock”), (ii) the Class B Common Stock, par value of $.0001 per share, of the Company (the “Class B Common Stock”), (iii) the Class C Common Stock, par value of $.0001 per share, of the Company (the “Class C Common Stock”), (iv) the Class C Nonvoting Common Stock, par value of $.0001 per share, of the Company (the “Class C Nonvoting Common Stock”), and (v) the Class D Common Stock, $.0001 per share of the Company (the “Class D Common Stock”).

“Communications Act” has the meaning set forth in Section 4.23(a).

“Communications Laws” has the meaning set forth in Section 4.23(a).

“Company” has the meaning set forth in the introduction to this Agreement.

“Company Benefit Plans” has the meaning set forth in Section 4.13(a).

“Company Charter” means the Fifth Restated and Amended Certificate of Incorporation of Cavalier Telephone Corporation, as filed with the Secretary of State of the State of Delaware on March 24, 2006, as amended by the First Amendment to the Fifth Restated and Amended Certificate of Incorporation of Cavalier Telephone Corporation filed on May 28, 2008.

“Company Closing Bonuses” means the amounts that will be paid in cash immediately following the Closing by the Company and/or any of its Subsidiaries as W-2 wages through a payroll distribution to certain Business Employees in accordance with the terms set forth in the Sale Participation Plan attached hereto as Annex B, in the estimated amounts set forth on a schedule to be delivered by the Company to Purchaser and the Stockholder Representative no fewer than twenty (20) Business Days prior to the Closing Date, which schedule and estimates shall be updated by the delivery of the Merger Consideration Disbursement Schedule delivered pursuant to Section 3.3(b).

“Company Documents” has the meaning set forth in Section 4.2.

“Company Financing Costs” has the meaning set forth in Section 3.2(f).

“Company Indebtedness” means, without duplication, (i) all indebtedness of the Company and any of its Subsidiaries for borrowed money, and (ii) all obligations of the Company and any of its Subsidiaries evidenced by notes, bonds (excluding for purposes of Section 3.2(c) any Guarantees), debentures or similar instruments or pursuant to any guaranty or arrangements having the economic effect of a guarantee (excluding trade payables and, for purposes of Section 3.2(c), any Guarantees), (iii) all obligations payable by the Company under interest rate protection agreements, (iv) obligations of the Company under the capital leases, (v) any payment obligations accrued or, if applicable, that, at such time of determination, are or become payable by the Company or any of its Subsidiaries to any holder of any indebtedness of the Company of the types described in clauses (i) through (iv) of this definition in connection with the Company seeking or receiving any consent, modification, waiver or amendment to any material provision of any such indebtedness or by reason of any default or alleged default of any such indebtedness and (vi) any principal, interest (including default interest), premiums, penalties (including prepayment and early termination penalties and default penalties or judgments), breakage fees and other amounts owing in respect of the items described in the foregoing clauses (i) through (v).

“Company Optionholder” means any holder of Options immediately prior to the Effective Time.

“Company Securityholders” means, collectively, the Company Stockholders, Company Optionholders and Company Warrantholders.

“Company Stockholders” has the meaning set forth in Section 2.4(c).

“Company Transaction Expenses” means the fees and expenses incurred or accrued on or before (or in respect of any period on or prior to) the Closing Date and payable by the Company or any of its Subsidiaries to any Person related to or arising out of the contemplated sale of the Company and/or any Subsidiary of the Company, including travel, legal, accounting, investment banking and other professional fees, in each case to the extent not paid in cash by the Company or its Subsidiaries as of the Closing Date (including, to the extent the tail policies referenced in Section 7.7(d) have not been purchased and fully paid in cash, the cost of any such policies to be acquired by the Company, Purchaser or any of their respective Affiliates, in each case, on the Company’s behalf) and that will become or remain a liability (contingent or otherwise) of the Company or any of its Subsidiaries. For the avoidance of doubt, Company Transaction Expenses shall not include any Company Closing Bonuses and Company Financing Costs notwithstanding the fact that a portion of the Company Financing Costs may be owed to the same Persons who are owed amounts constituting Company Transaction Expenses.

“Company Warrantholder” means any holder of warrants to purchase Common Stock of the Company.

“Confidentiality Agreement” has the meaning set forth in Section 7.6.

“Consent” means, with respect to any Person, any approval, authorization, exemption, waiver, permission or consent of any kind of such Person.

“Consolidated Group” means an “affiliated group” as that term is defined pursuant to Section 1504(a)(1) and (a)(2) of the Code (or any similar provision of state, local or non-U.S. Tax Law) of corporations or entities that file Tax Returns on a consolidated, unified, combined or group basis.

“Contract” means any written contract, lease, commitment or other agreement.

“Copyrights” has the meaning set forth in Section 1.1 in the Intellectual Property definition.

“Credit Facility” means the Amended and Restated Credit Agreement, dated December 15, 2006, and related agreements thereto or thereunder (in each case, as supplemented, amended, restated, or otherwise modified (including by waiver or consent) from time to time) by and among CavTel Holdings, LLC, as Borrower, the Lenders thereto, the Guarantors named therein and Wells Fargo Bank, National Association (formerly Wachovia Bank, N.A.) as Administrative Agent.

“Current Deferred Revenue” means the current deferred revenues of the Company and its Subsidiaries, on a consolidated basis as of the Adjustment Time, determined utilizing the accounting principles, policies, procedures, and methodologies reflected on Annex A-3 and consisting of the liability account line items #24810 and #24950.

“D&O Indemnitees” has the meaning set forth in Section 7.7(a).

“Debt Commitment Letter” means the $420.0 million Senior Bridge Facility Commitment Letter, dated as of the date hereof, among Purchaser, Banc of America Bridge LLC, Banc of America Securities LLC, Deutsche Bank AG Cayman Islands Branch, and Deutsche Bank Securities Inc. and any additional parties under any joinder agreements entered into pursuant thereto.

“Debt Financing” has the meaning set forth in Section 6.6.

“Debt Securities Financing” means the issuance and sale of debt securities of Purchaser in a maximum aggregate principal amount of $420.0 million described in Exhibit A to the Debt Commitment Letter.

“DGCL” has the meaning set forth in the Recitals to this Agreement.

“Disclosure Letter” has the meaning set forth in the introductory paragraph to Article IV.

“Dispute Notice” has the meaning set forth in Section 3.9(b).

“Disputed Items” has the meaning set forth in Section 3.9(b).

“Dissenting Shares” has the meaning set forth in Section 2.4(c)(iv).

“Effective Time” has the meaning set forth in Section 2.2.

“Environment” means soil, land, surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability arising out of, based on or resulting from (i) the presence or Release of any Hazardous Materials at, on, under or emanating from any of the Real Property, any property currently or formerly operated by the Company or any subsidiary, or at, on, under or emanating from any third-party location to which the Company or any Subsidiary sent, or caused to be sent, Hazardous Materials or (ii) any violation or alleged violation of any Environmental Law.

“Environmental Laws” means all federal, and local laws and regulations, all common law and all other provisions having the force or effect of law relating to pollution or protection of the Environment or human health, including, without limitation, those relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the use, treatment, storage, transport or handling of Hazardous Materials.

“ERISA” has the meaning set forth in Section 4.13(a).

“ERISA Affiliate” has the meaning set forth in Section 4.13(a).

“Escrow Agent” has the meaning set forth in Section 3.4.

“Escrow Agreement” has the meaning set forth in Section 3.4.

“Escrow Amount” means the sum of (i) $5,000,000 to satisfy the payment of a post-Closing adjustment (if any) to Estimated Merger Consideration in Purchaser’s favor in accordance with Section 3.9 (the “Working Capital Escrow Amount”), plus (ii) the sum of the Specified Matter Amounts (if any) (such sum, the “Specified Matter Escrow Amount”). The Escrow Amount is a portion of the Estimated Merger Consideration.

“Escrow Pro Rata Share” means, with regard to each Company Securityholder, a percentage equal to the quotient of (i) the portion of the Base Merger Consideration payable to such Company Securityholder pursuant to Section 2.4(c)(ii), Section 2.4(c)(iii) and Section 2.4(c)(v), divided by (ii) the sum of aggregate amount of (A) Base Merger Consideration of the type described in clause (i) to all Company Securityholders plus (B) the aggregate amount of Company Closing Bonuses payable to the Business Employees set forth in Exhibit C under the heading “SPP Escrow Participants”. An estimate of each Company Securityholder’s Escrow Pro Rata Share is set forth on Exhibit C hereto, to be updated prior to the Closing in accordance with Section 3.3. on the Closing Date; provided, that, notwithstanding anything to the contrary in this Agreement, no Company Securityholder shall have any right whatsoever in the Escrow Amount unless and until, and in such event only such amount (which may only be a portion of the Escrow Amount), is released by the Escrow Agent for the benefit of the Company Securityholders as expressly provided in this Agreement (including Annex A-2) and pursuant to the Escrow Agreement.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 3.3(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 3.3.

“Estimated Company Closing Bonuses” has the meaning set forth in Section 3.3.

“Estimated Company Transaction Expenses” has the meaning set forth in Section 3.3.

“Estimated Merger Consideration” has the meaning set forth in Section 3.3.

“Estimated Merger Consideration Calculation” has the meaning set forth in Section 3.3.

“Estimated Net Company Indebtedness” has the meaning set forth in Section 3.3.

“FCC” means the U.S. Federal Communications Commission.

“FCC Approval” means any Consent of the FCC that is necessary for the parties hereto to consummate the Merger and the other transactions contemplated by this Agreement.

“Fiber Route” has the meaning set forth in Section 4.27.

“Final Merger Consideration” has the meaning set forth in Section 3.9(d).

“Financial Statements” has the meaning set forth in Section 4.6.

“Financing Sources” means (i) the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including, without limitation, Banc of America Bridge LLC, Banc of America Securities LLC, Deutsche Bank AG Cayman Islands Branch and Deutsche Bank Securities Inc., and their respective successors and assigns and (ii) for purposes of Sections 7.1, 7.13(b), 11.4(d) and 11.9, their respective Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their respective successors and assigns.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Guarantees” means all guarantees, surety bonds, fidelity bonds, performance bonds and letters of credit benefiting the Company or its Subsidiaries.

“Hazardous Materials” means all substances defined as any (i) hazardous substance as defined by any Environmental Law, (ii) any petroleum or petroleum product, oil or waste oil; (iii) any asbestos or polychlorinated byphenyls; (iv) any hazardous material, toxic substance, solid waste, municipal waste, industrial waste, hazardous waste, flammable material, radioactive material, pollutant or contaminant or words of similar meaning and regulatory effect under any applicable Environmental Law; and (v) any other chemical, material, or substance exposure to which or whose discharge, emission, disposal or Release is prohibited, limited, or regulated under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Independent Accountants” has the meaning set forth in Section 3.9(c).

“Intellectual Property” means all intellectual property rights used by the Company arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”); (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, (collectively, “Marks”); (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights (collectively, “Copyrights”); (iv) all Software; (v) mask works and all applications, registrations, and renewals thereof; (vi) rights, including rights of privacy and publicity, to use the names, likenesses and other personal characteristics of any individual; (vii) other proprietary rights to intangibles; and (viii) copies and tangible embodiments thereof (in whatever form or medium) existing in any part of the world.

“Interim Balance Sheet” has the meaning set forth in Section 4.6(a).

“Interim Balance Sheet Date” has the meaning set forth in Section 4.6(a).

“IRS” means the Internal Revenue Service.

“Junior Preferred Merger Consideration” has the meaning set forth in Section 2.4(c)(ii).

“Knowledge of the Company” means (i) the knowledge of Danny L. Bottoms, Sarah L. Murphy and Frances E. McComb, including (ii) the knowledge of such Persons identified in clause (i) following reasonable due inquiry by such Persons of the Business Employees with management oversight of the specific matters set forth in the applicable representation or warranty of the Company (for example, a representation regarding benefits matters would involve the due inquiry of such Business Employees with management oversight of Human Resource administration matters).

“Law” means any federal, state, local law, statute, code, ordinance, rule or regulation.

“Leased Network Facilities” has the meaning set forth in Section 4.25(a)(ii).

“Leased Network Facility Agreement” has the meaning set forth in Section 4.25(c)(i).

“Leased Real Property” has the meaning set forth in Section 4.24(a)(ii).

“Leases” has the meaning set forth in Section 4.24(a)(i).

“Letter of Transmittal” has the meaning set forth in Section 3.8(b).

“Licenses” has the meaning set forth in Section 4.11.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Majority Holders” has the meaning set forth in the Recitals to this Agreement.

“Marks” has the meaning set forth in Section 1.1 in the Intellectual Property definition.

“Material Adverse Effect” means any event, change, occurrence, effect or state of facts that has had, or would reasonably be expected to have, any adverse effect on the condition (financial or otherwise), business, assets, properties, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, that is, individually or in the aggregate, material, excluding any changes or effects resulting directly or indirectly from (i) general changes in economic, geographic, market, financial or capital market, regulatory or political conditions, except if such changes disproportionately affect (in a manner that is material and adverse) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated entities engaged in the industries in which the company and its Subsidiaries, taken as a whole, operate, (ii) terrorism, war or the outbreak of hostilities, or natural disasters anywhere in the world, whether commencing before or after the date of this Agreement, except if such acts disproportionately affect (in a manner that is adverse) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated entities engaged in the industries in which the Company and its Subsidiaries, taken as a whole, operate, (iii) changes in conditions generally applicable to the industries in which the Company and its Subsidiaries operate, except if such changes disproportionately affect (in a manner that is adverse) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated entities engaged in the industries in which the Company and its Subsidiaries, taken as a whole, operate, (iv) changes in the Law or accounting regulations or principles or interpretations thereof, except if such changes disproportionately affect (in a manner that is adverse) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated entities engaged in the industries in which the Company and its Subsidiaries, taken as a whole, operate, (v) any changes in regulatory requirements imposed by the FCC or any State PUC or otherwise, except if such changes disproportionately affect (in a manner that is adverse) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated entities engaged in the industries in which the Company and its Subsidiaries, taken as a whole, operate, (vi) any failure by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions (except that any event, change, occurrence, effect or state of facts that may be the cause of such failure may be taken into account in determining whether a Material Adverse Effect has occurred (to the extent not otherwise covered in clauses (i) through (v) or (vii) through (ix))), (vii) changes as a result of any action consented to in writing by Purchaser, (viii) the anticipated default under the Credit Facility disclosed in the first paragraph of Section 4.12(a)(iii) of the Disclosure Letter or any other matter that is set forth in the Disclosure Letter as of the date of this Agreement to the extent that the nature of such disclosure is such that it is reasonably apparent from the text and context of such disclosure that it applies as an exception to “Material Adverse Effect” and the possible effect of such matter is, as of the date of this Agreement, reasonably apparent or (ix) the execution or announcement of this Agreement or the taking of any action contemplated or required by this Agreement or the consummation of the transactions contemplated hereby.

“Material Contracts” has the meaning set forth in Section 4.12(a).

“Material Customer” means any customer, or group of customers that are under common ownership or control, that (i) accounted for at least $500,000 of the aggregate products and services furnished by the Company and its Subsidiaries in the fiscal year ended December 31, 2009 or (ii) is expected, to the Knowledge of the Company, to account for at least $500,000 of the aggregate products and services to be furnished by the Company and its Subsidiaries in the fiscal year ending December 31, 2010.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration Disbursement Schedule” has the meaning set forth in Section 3.3(b).

“Merger Sub” has the meaning set forth in the introduction to this Agreement.

“Net Company Indebtedness” means, as calculated immediately prior to the Closing (including, if applicable, any amounts described in clauses (v) and (vi) of the definition of Company Indebtedness to the extent due and owing in connection with the consummation of the Merger), the aggregate amount of (i) Company Indebtedness minus (ii) the lesser of (A) the sum of all Cash of the Company and the Company Subsidiaries at Closing on a consolidated basis and (B) the Cash Capped Amount, in the case of each of the foregoing clauses (ii)(A) and (ii)(B), determined in accordance with GAAP and utilizing the accounting principles, policies, procedures and methodologies reflected on Annex A-3. For the avoidance of doubt, any Cash amounts in excess of the Cash Capped Amount shall not reduce, and will have no effect on the calculation of Net Company Indebtedness.

“Network Facilities” has the meaning set forth in Section 4.25(a)(i).

“Option Certificate” has the meaning set forth in Section 3.8(c).

“Option Plan” has the meaning set forth in Section 2.4(c)(v).

“Options” has the meaning set forth in Section 2.4(c)(v).

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of the Company’s and its Subsidiaries’ businesses consistent with past practices.

“Owned Network Facilities” has the meaning set forth in Section 4.25(a)(iii).

“Owned Real Property” has the meaning set forth in Section 4.24(a)(iii).

“Patents” has the meaning set forth in Section 1.1 in the Intellectual Property definition.

“Paying Agent” has the meaning set forth in Section 3.8(a).

“Payment Fund” has the meaning set forth in Section 3.8(a).

“Payoff Letter” means a payoff letter in customary form from Wells Fargo Bank, National Association (formerly Wachovia Bank, N.A.) (or any successor thereto) as Administrative Agent under the Credit Facility reflecting all amounts required to be paid under, or in connection with, Company Indebtedness outstanding under the Credit Facility, to discharge such Company Indebtedness in full, including any penalties, default judgments or otherwise or any other obligation on behalf of the Company or any of its Subsidiaries.

“Per Common Share Merger Consideration” means, to the extent the Base Merger Consideration exceeds the Preferred Stock Merger Consideration as detailed in Section 2.4, an amount equal to (i) the sum of (A) the Base Merger Consideration and (B) aggregate exercise price of all Options and Warrants outstanding immediately prior to the Effective Time with respect to which the holders thereof will receive Base Merger Consideration hereunder minus the Preferred Stock Merger Consideration divided by (ii) the sum of (C) the aggregate number of shares of Common Stock outstanding immediately prior to the Effective Time and (D) the aggregate number of shares of Common Stock issuable upon the exercise of in-the-money Options and in-the-money Warrants with respect to which the holders thereof will receive Base Merger Consideration hereunder; provided however that in accordance with Section B.1 of Article IV of the Company Charter, if the Series C Liquidation Preference (as defined in the Company Charter) is equal to the 2X Series C Liquidation Preference (as defined in the Company Charter), then the Per Common Share Merger Consideration shall be $.0001 with respect to each share of Class D Common Stock.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances identified in the policies of title insurance that have been made available to Purchaser; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided a reserve is established therefore and such reserve is appropriate in amount; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business that are not yet due and payable; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body; (v) title of a lessor under a capital or operating lease; (vi) such other imperfections in title and Liens arising in the Ordinary Course of Business (and not incurred in connection with Company Indebtedness) that are not material in amount and do not materially interfere with the use (as currently used in the operation of the Company and its Subsidiaries and anticipated to be used as may be contemplated in any Company business plan) of the property encumbered thereby; and (vii) UCC financing and other statements similar filings that evidenced a security interest or Lien in respect of only (A) formerly outstanding indebtedness or (B) obligations that are no longer outstanding as of the date in question and, in each case, in which such indebtedness or obligation of the type described in this clause (vii) has been fully discharged and satisfied without any obligation remaining on the part of the Company or any of its Subsidiaries or Affiliates and, in each case, but for administrative oversight on the part of the Company and/or the counterparty thereto, such filings should have previously been terminated.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Policies” has the meaning set forth in Section 4.20.

“Post-Closing Period” has the meaning set forth in Section 7.10(a).

“Pre-Closing Period” has the meaning set forth in Section 7.10(a).

“Preferred Stock” means, collectively, (i) the Series A Preferred Stock, par value $.0001 per share, of the Company (the “Series A Preferred Stock”), (ii) the Series B Preferred stock, par value $.0001 per share, of the Company (the “Series B Preferred Stock”), (iii) the Series C Preferred stock, par value $.0001 per share, of the Company (the “Series C Preferred Stock”), and (iv) the Series D Preferred stock, par value $.0001 per share, of the Company (the “Series D Preferred Stock”).

“Preferred Stock Merger Consideration” has the meaning set forth in Section 2.4(c)(ii).

“Purchaser” has the meaning set forth in the introduction to this Agreement.

“Purchaser Documents” has the meaning set forth in Section 6.2.

“Real Property” has the meaning set forth in Section 4.24(a)(iv).

“Registered Intellectual Property” means all Patents and Patent applications, all Copyright registrations, and all registrations and applications for Marks that, in each case, are owned by the Company or any of its Subsidiaries and all Intellectual Property underlying such registrations and applications.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the Environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata).

“Representative Expenses” has the meaning set forth in Article V.

“Required Consents” means (i) any Consent of any Governmental Body, including any FCC Consent, any Consent of any State PUC, or any consent of any local Governmental Body, in each case that is listed on Schedule 8.1(e) and (ii) the filing of any notification with any State PUC that is set forth on Schedule 8.1(e).

“Required Financial Statements” means (i) the Financial Statements and (ii) after November 5, 2010, the unaudited consolidated balance sheet of the Company and its Subsidiaries as at each of September 30, 2009 and September 30, 2010 and the related consolidated statements of income and cash flows of the Company and its Subsidiaries for the nine (9) month period ended September 30, 2009 and ending September 30, 2010, respectively.

“Reserve Account” has the meaning set forth in Section 3.7.

“Reserve Amount” has the meaning set forth in Section 3.7.

“Right-of-Way Agreement” has the meaning set forth in Section 4.25(b)(i).

“Section 262” has the meaning set forth in Section 2.4(c)(iv).

“Securities Act” has the meaning set forth in Section 6.4.

“Securityholders’ Agreement” means the Second Amended and Restated Securityholders’ Agreement among the Company and the Persons named therein, dated as of December 19, 2000, as amended from time to time.

“Senior Preferred Merger Consideration” has the meaning set forth in Section 2.4(c)(i).

“Senior Preferred SPP Amount” means an amount equal to twenty percent (20%) of the aggregate reduction to Base Merger Consideration set forth in Section 3.2(e)

“Share Certificates” has the meaning set forth in Section 3.8(b).

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

“Specified Matter” has the meaning set forth on Annex A-2.

“Specified Matter Amount” has the meaning set forth on Annex A-2.

“Specified Matter Escrow Amount” has the meaning set forth in the definition of Escrow Amount.

“State PUC” means any state or local public service commission or similar state or local Governmental Body in those states listed on Schedule 4.3(b) and that has regulatory authority over the Company and its Subsidiaries.

“Stockholder Representative” has the meaning set forth in Article V.

“Straddle Tax Returns” has the meaning set forth in Section 7.10(b)(ii).

“Subsidiary” means any Person of which fifty percent (50%) or more of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the pertinent Person.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Target Working Capital Amount” means negative $5,000,000.

“Tax Return” means any return, declaration, report, information return or statement related to Taxes, including any schedule or attachment thereto and including any amendment thereof required to be filed in respect of any Taxes.

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, alternative or add-on minimum, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments, contributions associated with the Federal Universal Service Fund, the Telecommunications Relay Service, North America Numbering Plan Administration and Local Number Portability Support, and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i).

“Taxing Authority” means each national, state, provincial or local government or any governmental, administrative or regulatory authority, agency, court, commission, tribunal, body or instrumentality of any government that imposes, regulates, administers, collects or regulates the collection of Taxes in any applicable jurisdiction.

“U.S.” means the United States of America.

“Unresolved Items” has the meaning set forth in Section 3.9(c).

“Warrant Certificate” has the meaning set forth in Section 3.8(c).

“Warrants” has the meaning set forth in Section 2.4(c)(v).

“Working Capital Escrow Amount” has the meaning set forth in the definition of Escrow Amount.

“Written Consent” has the meaning set forth in the Recitals to this Agreement.

(b) Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

(iii) Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The “date hereof” or “of the date of this Agreement” shall mean September 12, 2010.

(vii) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) Made Available. The words “made available” to Purchaser, or terms of similar import, when used in the representations (including any attendant definitions) shall mean made available to Purchaser and its representatives prior to the date of this Agreement in the Intralinks Data Room under the title “Project Indigo” or delivered to Purchaser.

(c) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER

2.1 Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, (a) at the Effective Time (as defined in Section 2.2), Merger Sub shall merge with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation after the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Purchaser and (b) from and after the Effective Time, the Merger shall have all the effects of a merger under the DGCL and other applicable Law.

2.2 Effective Time. Upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause on the Closing Date, a certificate of merger (the “Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and at the time (the “Effective Time”) of filing of the Certificate of Merger. If the Secretary of State of the State of Delaware requires any changes in the Certificate of Merger or this Agreement, as a condition to filing or to issuing its certificate to the effect that the Merger is effective, Purchaser, Merger Sub and the Company will execute any necessary revisions incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. In addition, without limiting the generality of the foregoing, and subject thereto, at the Effective Time:

(a) General Effect. All the property, rights, privileges, powers, franchises and assets of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

(b) Certificate of Incorporation. The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c) Bylaws. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(d) Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(e) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.4 Effect of Merger on Stock of Company and Merger Sub. As of the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub or the Company, the following shall occur:

(a) Stock of Merger Sub. Each share of Merger Sub’s capital stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock. Each share of capital stock of the Company issued and outstanding immediately prior to the Effective Time that is owned by the Company (as treasury stock or otherwise) shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Treatment of Preferred Stock and Common Stock. Each share of Preferred Stock and Common Stock issued and outstanding immediately prior to the Effective Time (other than in the case of any Dissenting Shares and any shares to be cancelled in accordance with Section 2.4(b)) shall convert into, upon the delivery of a duly executed Letter of Transmittal, the right to receive, if any, a portion of the Base Merger Consideration in cash, without interest, as set forth below in this Section 2.4(c), and payable in accordance with Article III (and including after adjustment pursuant to Section 3.3 and Section 3.9). All such shares of Preferred Stock and Common Stock shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist at the Effective Time, and each certificate previously evidencing any such shares shall thereafter represent only the right to receive the portion of the Base Merger Consideration, if any, set forth below in this Section 2.4(c) and payable in accordance with Article III or, if applicable, under Section 262. The holders of shares of Preferred Stock and Common Stock issued and outstanding immediately prior to the Effective Time (such holders other than Purchaser and its Affiliates, the “Company Stockholders”) shall from and after the Effective Time cease to have any rights with respect to such shares of Preferred Stock and Common Stock, except as otherwise provided herein or by the DGCL.

(i) Senior Preferred Stock. Each holder of Series C Preferred Stock and Series D Preferred Stock shall be entitled to receive, upon the delivery of a duly executed Letter of Transmittal, with respect to each share of Series C Preferred Stock or Series D Preferred Stock, respectively, held by such Company Stockholder immediately prior to the Effective Time, on a pari passu basis in accordance with the Company Charter, an amount equal to (x) the Series C Liquidation Preference or Series D Liquidation Preference (as such terms are defined in the Company Charter), respectively, with respect to such share minus (y) such share’s pro rata portion of the Senior Preferred SPP Amount (which pro rata portion shall be determined by dividing such share’s Series C Liquidation Preference or Series D Liquidation Preference by the aggregate amount of the Series C Liquidation Preference or Series D Liquidation Preference payable with respect to all such shares). “Senior Preferred Merger Consideration” shall mean the aggregate amount payable to all holders of Series C Preferred Stock and Series D Preferred Stock under this Section 2.4(c)(i).

(ii) Junior Preferred Stock. To the extent the Base Merger Consideration exceeds the Senior Preferred Merger Consideration, each holder of Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive (whether upon consummation of the Merger or upon the release of the portion thereof held as Reserve Amount or Escrow Amount), upon the delivery of a duly executed Letter of Transmittal, with respect to each share of Series A Preferred Stock and/or Series B Preferred Stock, respectively, held by such Company Stockholder immediately prior to the Effective Time, ratably in accordance with the Company Charter in proportion to the aggregate unpaid Junior Liquidation Preference (as defined in the Company Charter) on all outstanding shares of Series A Preferred Stock and Series B Preferred Stock (the aggregate amount payable to all holders of Series A Preferred Stock and Series B Preferred Stock under this Section 2.4(c)(ii), the “Junior Preferred Merger Consideration”, and together with the Senior Preferred Merger Consideration, the “Preferred Stock Merger Consideration”).

(iii) Common Stock. To the extent the Base Merger Consideration exceeds the Preferred Stock Merger Consideration, each holder of Common Stock shall be entitled to receive (whether upon consummation of the Merger or upon the release of the portion thereof held as Reserve Amount or Escrow Amount), upon the delivery of a duly executed Letter of Transmittal, with respect to each share of Common Stock held by such Company Stockholder immediately prior to the Effective Time, the Per Common Share Merger Consideration.

(iv) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, each share of Common Stock that is held by a Company Stockholder (i) who has not voted in favor of the Merger or consented thereto in writing, (ii) who shall have properly demanded in writing appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) and (iii) who has neither effectively withdrawn nor lost the right to such payment (each such share, a “Dissenting Share” and collectively, the “Dissenting Shares”) shall not be converted into the right to receive any portion of the consideration specified in Section 2.4, but rather the holders of Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 262; provided, however, that if any such Company Stockholder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 then the right of such Company Stockholder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the consideration specified in Section 2.4. The Company shall serve prompt notice to Purchaser of any written demands received by the Company for appraisal of any such shares, and Purchaser shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

(v) Company Options and Warrants. Subject to Section 3.8(c) below, all rights to purchase any shares of the capital stock of the Company under the terms of the Cavalier Telephone Corporation Third Amended and Restated Incentive Plan (such plan, the “Option Plan”, and any such rights, “Options”), whether vested or unvested, that are outstanding immediately prior to the Effective Time of the Merger shall terminate and be cancelled at the Effective Time of the Merger in exchange for the right to receive from the Surviving Corporation or Purchaser, in accordance with this Section 2.4(c)(v) the “net value” (as defined in the Plan), which could be zero, that a holder of such Options would receive in connection with the Merger if such holder had exercised his or her Options immediately prior to the Merger. Prior to the Closing Date, the Board of Directors of the Company shall elect by resolution to take such actions reasonably necessary to effect the treatment of the Options as described above. All warrants to purchase Common Stock outstanding immediately prior to the Effective Time of the Merger (“Warrants”) shall be adjusted and cancelled as of immediately following the Effective Time of the Merger in exchange for the right to receive from the Surviving Corporation or Purchaser, in accordance with this Section 2.4(c)(v), a lump sum cash payment (net of applicable taxes) in the amount, if any, equal to the Per Common Share Merger Consideration less the purchase price per share of such Warrant (which amount, for the avoidance of doubt, may equal zero). In the event that the exercise price or purchase price per share with respect to any share of the Company’s common stock issuable under a particular Option or Warrant, as the case may be, is equal to or greater than the Per Common Share Merger Consideration, such Option or Warrant shall be cancelled at the Effective Time without any consideration being payable in respect thereof, and shall thereupon have no further force or effect.

2.5 Stock Certificates. Each certificate that, before the Effective Time, represented shares of Preferred Stock or Common Stock will be, from and after the Effective Time, for all purposes, to evidence only the right to receive the applicable portion of the cash consideration, if any, as described in Article III.

ARTICLE III

CLOSING; CONVERSION OF SECURITIES; MERGER CONSIDERATION; EXCHANGE

OF CERTIFICATES

3.1 Closing Date. Subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 hereof (or the waiver thereof by the party entitled to waive that condition), the consummation of the Merger as contemplated hereby (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher and Flom, located at Four Times Square, New York, New York (or at such other place as the parties may designate in writing) at 10:00 a.m. (New York, New York time) on a date to be specified by the parties, which date shall be no later than the second Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Sections 8.1 and 8.2 hereof, unless another time or date, or both are agreed to in writing by the parties hereto. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date”.

3.2 Merger Consideration. The aggregate consideration payable to the Company Securityholders pursuant to the Merger shall be an amount in cash equal to the following (the “Base Merger Consideration”):

(a) $460,000,000; plus

(b) the amount by which Closing Working Capital is greater than the Target Working Capital Amount or minus the amount by which Closing Working Capital is less than the Target Working Capital Amount; minus

(c) Net Company Indebtedness as of the Closing, including without limitation all amounts owing by the Company and its Subsidiaries under the Credit Facility; minus

(d) Company Transaction Expenses; minus

(e) the sum of (i) the Company Closing Bonuses and (ii) any incremental payroll and FICA Taxes incurred by the Company in connection with the payment thereof in excess of $400,000 to the extent not included as a current liability in Closing Working Capital, provided that in no event shall Purchaser or the Company be responsible for grossing up any Company Closing Bonus for potential excise taxes that may be incurred by recipient Business Employees pursuant to Section 280G of the Code; plus

(f) the aggregate amount of any reasonable, documented, out-of-pocket fees and expenses paid in cash by the Company or its Subsidiaries and not otherwise reimbursed by Purchaser or paid by Purchaser on behalf of the Company or its Subsidiaries between the date hereof and the Closing to any third parties (including without limitation, accountants and legal counsel), in each case in connection with the Purchaser’s efforts to secure Debt Financing and the Company’s and its Subsidiaries’ cooperation therewith in accordance with this Agreement (the “Company Financing Costs”); plus

(g) $2,000,000 for each calendar month or partial calendar month that passes after December 31, 2010 and before the Effective Time and assuming the Effective Time occurs; provided that the Base Merger Consideration shall not increase pursuant to this Section 3.2(g) by $2,000,000 with respect to one or more calendar months or partial calendar months that passes after December 31, 2010 and before the Effective Time if, at any time during such calendar month, the Effective Time has not occurred because one or more of the conditions set forth in Section 8.1(a) or Section 8.1(b) would not be satisfied if the Closing were to have otherwise occurred in such calendar month; minus

(h) the dollar amount by which the aggregate Current Deferred Revenues exceeds $16,500,000; provided, that, if the aggregate amount of Current Deferred Revenues is equal to or less than $16,500,000, then the amount determined by this Section 3.2(h) shall be deemed to be equal to zero;

provided, that, notwithstanding anything to the contrary in this Agreement, no Company Securityholder (other than the Stockholder Representative in its capacity as such) shall have any right whatsoever in (x) the Escrow Amount or (y) the Reserve Amount, unless and until, and in such event only such amount (which may only be a portion of the amount initially deposited with the Escrow Agent pursuant to Section 3.4 or the Reserve Amount deposited in the Reserve Account pursuant to Section 3.7), released by the Escrow Agent or from the Reserve Account for the benefit of the Company Securityholders as expressly provided in this Agreement and pursuant to the Escrow Agreement, as the case may be.

The Base Merger Consideration shall be estimated at Closing in accordance with Section 3.3 hereof, and the Estimated Merger Consideration (as defined in Section 3.3) shall be paid by the Purchaser on the Closing Date in accordance with Section 3.4, Section 3.7 and Section 3.8. The Estimated Merger Consideration is subject to adjustment after the Closing in accordance with Section 3.9.

3.3 Pre-Closing Estimate; Disbursement Schedule and Certain Deliverables.

(a) Not fewer than two (2) Business Days prior to the Closing, the Chief Executive Officer of the Company (the “CEO”) shall deliver to Purchaser a consolidated balance sheet of the Company and its Subsidiaries estimated as of the Adjustment Time (the “Estimated Closing Balance Sheet”) together with a schedule and worksheet (the “Estimated Merger Consideration Calculation”) setting forth the Company’s good faith estimate of the Base Merger Consideration (the “Estimated Merger Consideration”), including a presentation of the calculations of the items comprising (i) Closing Working Capital ascertained from the Estimated Closing Balance Sheet (as may be adjusted as described in the following proviso, the “Estimated Closing Working Capital”), (ii) Net Company Indebtedness (which, for the avoidance of doubt, shall include the Company Indebtedness and amounts reflected in the payoff letters described in Section 8.1(g)) (the “Estimated Net Company Indebtedness”), (iii) Company Transaction Expenses (the “Estimated Company Transaction Expenses”), (iv) Company Closing Bonuses (“Estimated Company Closing Bonuses”) and (v) Company Financing Costs as of the Closing Date together with a reasonably detailed computation of such estimates; provided, that, the items referenced in clauses (ii) – (iv) above will be, to the extent necessary, adjusted by the Company (and by delivery of such adjustments by the CEO of the Company on the Closing Date and prior to the Effective Time to reflect the good faith estimates of the actual amounts on such date (for example, if the Estimated Net Company Indebtedness was initially estimated as of the date immediately prior to the actual Closing Date (because the parties anticipated Closing to occur on such date) then such schedule and worksheet shall be updated to reflect any additional Net Company Indebtedness). In connection with the foregoing, the Company shall provide to Purchaser, within a reasonable period of time prior to the preparation of such estimate, copies of, or access to, all books, records, receipts and other information and documentation reasonably necessary for Purchaser to understand how the Company computed the Estimated Merger Consideration, including the Estimated Closing Working Capital, Estimated Net Company Indebtedness, Estimated Company Transaction Expenses, Estimated Company Closing Bonuses and Company Financing Costs. In accordance with Section 3.2(b), if the amount of the Closing Working Capital reflected on the Estimated Merger Consideration Calculation prepared pursuant to this Section 3.3 is less than the Target Working Capital Amount, then such shortfall shall be deducted from the Estimated Merger Consideration, and if the Closing Working Capital reflected on the Estimated Merger Consideration Calculation prepared pursuant to this Section 3.3 is greater than the Target Working Capital Amount, then such excess shall be added to the Estimated Merger Consideration. The Company shall prepare the Estimated Merger Consideration Calculation (including the determinations included therein) in accordance with Annex A-3.

(b) In connection with the delivery of the Estimated Merger Consideration Calculation described in clause (a) above, the CEO shall deliver to Purchaser, based upon the estimates described in such clause (a), a schedule (the “Merger Consideration Disbursement Schedule”) setting forth (which schedule shall be updated at the Closing to the extent any such estimates have been updated, and to the extent no update is necessary the CEO of the Company shall provide written notice that the following items are accurate and complete as of the Closing and such updated schedule or written notice shall be ratified by the Stockholder Representative at such time):

(i) each Company Stockholder’s ownership of shares of Preferred Stock and Common Stock (by series and class, as applicable) as of the Effective Time;

(ii) each holder of Options total holdings of Options (including the applicable exercise price for such Options) as of the Effective Time;

(iii) each holder of Warrants total holding of Warrants (including the applicable per share purchase price for such Warrants) as of the Effective Time;

(iv) the applicable portion of the Estimated Merger Consideration, if any, to be paid to each Company Securityholder pursuant to Article II (as adjusted by this Article III);

(v) the amount of the Estimated Company Transaction Expenses set forth next to the name of each Person receiving such portion of the Estimated Company Transaction Expenses;

(vi) the amount of the Company Closing Bonus to be paid to each recipient thereof (assuming no failure of any of the conditions to each such recipient’s receipt of a Company Closing Bonus prior to the Closing, which conditions are set forth in the Sale Participation Program attached hereto as Annex B);

(vii) the Escrow Pro Rata Share of each of the Company Securityholders and individuals listed on Exhibit C.

provided, that, next to each Person’s name on such Merger Consideration Disbursement Schedule, the Company shall set forth detailed wire instructions (or last known address) for each such Person who is not a Business Employee. For purposes of illustration only, Exhibit D hereto sets forth an example of the Merger Consideration Disbursement Schedule, calculated as if the Closing were occurring as of the date of this Agreement.

3.4 Deposit with Escrow Agent. Pursuant to the Escrow Agreement, dated and executed the date hereof and attached hereto as Exhibit B (the “Escrow Agreement”), Purchaser and the Stockholder Representative have appointed CSC Trust Corporation of Delaware as the escrow agent (in such capacity, the “Escrow Agent”) to hold the Escrow Amount. At the Closing,

Purchaser shall deposit with the Escrow Agent the Escrow Amount, by wire transfer of immediately available funds. The portion of the Escrow Amount equal to the Working Capital Escrow Amount shall be held in a segregated sub-account solely for the payment of any post-closing adjustment in Purchaser’s favor to the Estimated Merger Consideration pursuant to this Article III and as the exclusive source of any such payment, and shall be disbursed in accordance with this Agreement and the Escrow Agreement. The portion of the Escrow Amount equal to the Specified Matter Escrow Amount (if any) shall be held in segregated sub-accounts with respect to each Specified Matter Amount described on Annex A-2 and the amount deposited in each such sub-account shall be held solely with respect to such Specified Matter and shall be disbursed in accordance with the provisions set forth in Annex A-2 and the Escrow Agreement.

3.5 Company Indebtedness under Credit Facility. On the Closing Date, simultaneously with the Closing, Purchaser shall repay, or cause to be repaid, for the account of the Company and its Subsidiaries, by wire transfer of immediately available funds, all Company Indebtedness then outstanding under the Credit Facility, as directed by the Payoff Letter provided to Purchaser prior to the Closing Date or any other Company Indebtedness which, by its terms would be required to be paid by reason of, and at the time of, the Effective Time as directed by the Company prior to the Closing.

3.6 Company Transaction Expenses and Company Closing Bonuses. Simultaneously with the Closing, Purchaser shall pay, or cause to be paid, on behalf of the Company and the Company Subsidiaries, (a) all Estimated Company Transaction Expenses for the account of each recipient thereof, by wire transfer of immediately available funds to the accounts provided by the Company and (b) an amount equal to the sum of the Estimated Company Closing Bonuses, by wire transfer of immediately available funds to the Company’s payroll account, for further payment (net of applicable withholding Taxes) to each recipient thereof.

3.7 Reserve Account. The Stockholder Representative may establish a reserve account from the Estimated Merger Consideration (the “Reserve Account”) on account of the Company Securityholders in accordance with their Escrow Pro Rata Shares in an aggregate amount determined by the Stockholder Representative prior to the Closing in its sole discretion but not to exceed $1,000,000 (the amount so established, the “Reserve Amount”) to pay costs, fees and expenses incurred by or for the benefit of the applicable Company Securityholders on or after the Closing in connection with the transactions contemplated by this Agreement. Upon the written request of the Stockholder Representative given to Purchaser at least three (3) Business Days prior to Closing, at the Closing Purchaser shall wire transfer the Reserve Amount to an account designated by the Stockholder Representative on behalf of certain Company Securityholders in accordance with their Escrow Pro Rata Shares. To the extent amounts placed into the Reserve Account are not used, or in the judgment of the Stockholder Representative are not expected to be used, to pay fees and expenses incurred in connection with the transactions contemplated by this Agreement including costs associated with any post-Closing issues or disputes, such remaining amount, together with all earnings thereon, shall be distributed to the applicable Company Securityholders in proportion to their respective Escrow Pro Rata Shares. The Stockholder Representative shall have sole and exclusive authority to disburse and pay amounts placed into the Reserve Account consistent with the provisions of this Agreement.

3.8 Surrender and Payment to Company Securityholders.

(a) Deposit With Paying Agent. The Company shall act as the paying agent (in such capacity, the “Paying Agent”) for the purpose of exchanging Share Certificates, Option Certificates and Warrant Certificates for the Base Merger Consideration, as applicable, in accordance with Section 2.4 and this Article III, including the Merger Consideration Disbursement Schedule. Prior to the Effective Time, Purchaser shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the Company Securityholders entitled to payment of any of the Base Merger Consideration to which a Company Securityholder thereof is entitled pursuant to the express terms of this Agreement, by wire transfer of immediately available funds on behalf of all Company Securityholders, an amount equal to the Estimated Merger Consideration (as set forth in the Estimated Merger Consideration Calculation) less the sum of (A) the Escrow Amount and (B) the Reserve Amount (such amount required to be deposited with the Paying Agent, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than the payment of the Base Merger Consideration and shall not be subject to any claim of Purchaser, including claims under Section 3.9. The Payment Fund shall be invested by the Paying Agent in (i) short-term obligations of the U.S. government, (ii) certificates of deposit issued by a bank or trust company having combined capital and surplus of at least $500,000,000, (iii) short-term money market instruments or (iv) such other investments as directed by joint written notice of Purchaser and the Stockholder Representative. Any net profit resulting from, or interest or income produced by, such investment shall be payable to the Surviving Corporation. Any portion of the Payment Fund which remains unclaimed by the Company Securityholders as of the first anniversary of the Effective Time shall be delivered to the Surviving Corporation, and the Company Securityholders shall thereafter look, as general creditors thereof, only to the Surviving Corporation for payment of the applicable portion of the Base Merger Consideration with respect to their shares of capital stock of the Company (excluding, for the avoidance of doubt, the Reserve Amount or any Additional Consideration paid to the Stockholder Representative pursuant to Section 3.9(d), payment in respect of which, to the extent any Company Securityholder is entitled, such Company Securityholder shall look solely to the Stockholder Representative). Notwithstanding anything to the contrary in this Agreement, neither the Stockholder Representative nor any other Party shall be liable to a former holder of capital stock of the Company for any cash properly delivered to a public official pursuant to applicable escheat or abandoned property Laws.

(b) Share Exchange Procedures. At or after the Closing, each Company Stockholder shall surrender to the Paying Agent the certificates evidencing such Person’s shares of Common Stock and Preferred Stock (the “Share Certificates”) for cancellation, together with a completed and executed Letter of Transmittal in the form attached hereto as Exhibit B (the “Letter of Transmittal”), upon which the Paying Agent shall pay from the Payment Fund to the holder of each such Share Certificate, in exchange therefor, the amount of cash in immediately available funds which such holder has the right to receive in respect of the shares of Preferred Stock or Common Stock formerly represented by such Share Certificate pursuant to Section 2.4(c), as applicable, and the Share Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the relevant portion of the Base Merger Consideration may be made to a Person other than the Person in whose name the Share Certificate so surrendered is registered if the Share Certificate representing such shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment of the relevant portion of the Base Merger Consideration to a Person other than the registered holder of such Share Certificate or establish to the reasonable satisfaction of Purchaser that such tax has been paid or is not applicable; provided, however, that Purchaser or the Surviving Corporation, in each case, may in its discretion and as a condition to the issuance of the relevant portion of the Base Merger Consideration, require the holder who is the owner of such unregistered shares of capital stock to deliver a bond in such amount as it may reasonably direct against any claim that may be made against Purchaser or Surviving Corporation or the Paying Agent with respect to such shares. If any Share Certificate which immediately prior to the Effective Time represented outstanding shares of Common Stock or Preferred Stock shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the holder claiming such Share Certificate to be lost, stolen or destroyed as provided in the Letter of Transmittal, the Surviving Corporation or the Purchaser will issue in consideration of the shares of Company Stock or Preferred Stock represented by such lost, stolen or destroyed Share Certificate the Base Merger Consideration to which the holder thereof is entitled pursuant to the express terms of this Agreement, provided that, if required by the Surviving Corporation or Purchaser and as a condition to the issuance of the relevant portion of the Base Merger Consideration, such holder shall indemnify the Surviving Corporation or Purchaser against any claim that may be made in respect of the shares of Common Stock represented by such lost, stolen or destroyed Share Certificate and shall, upon the request of Purchaser, deliver a bond in such amount as may reasonably direct against any claim that may be made against Purchaser, the Surviving Corporation or the Paying Agent with respect to such shares. Until surrendered as contemplated by this Section 3.8(b), each Share Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (or at such other applicable time) such portion of the Base Merger Consideration to which the holder of such Share Certificate is entitled pursuant and subject to Article II and this Article III. No interest will be paid or will accrue on any cash payable to the Company Securityholders on account of their Share Certificates under Article II or this Article III.

(c) Option and Warrant Exchange Procedures. At or after the Closing, each Company Optionholder and Company Warrantholder shall surrender to the Paying Agent a copy of the agreement and/or instrument evidencing an Option (an “Option Certificate”) or Warrant (a “Warrant Certificate”), together with a completed and executed Letter of Transmittal, upon which the Paying Agent shall pay from the Payment Fund to the holder of such Option or Warrant, in exchange therefor, the amount of cash in immediately available funds which such holder has the right to receive pursuant to Section 2.4(c)(v).

3.9 Post-Closing Adjustments.

(a) No later than the ninetieth (90th) day following the Closing Date, Purchaser will prepare and deliver to the Stockholder Representative a consolidated balance sheet of the Company and its Subsidiaries as of the Adjustment Time (the “Closing Balance Sheet”), together with a statement (the “Closing Statement”) setting forth Purchaser’s calculation of the Base Merger Consideration and each of the components thereof, including a reasonably detailed presentation of the items comprising Purchaser’s good faith determinations of the Closing Working Capital (the “Proposed Closing Working Capital”), Net Company Indebtedness, Company Transaction Expenses, Company Closing Bonuses and Company Financing Costs. Purchaser will prepare the Closing Balance Sheet and the Closing Statement (including the determinations included therein) in accordance with Annex A-3.

(b) During the forty-five (45)-day period immediately following the Stockholder Representative’s receipt of the Closing Balance Sheet and the Closing Statement or in the event Purchaser shall fail to deliver the Closing Balance Sheet and the Closing Statement within the ninety (90)-day period described in Section 3.9(a) (in which case, at the Stockholder Representative’s option, the Estimated Merger Consideration Calculation delivered in accordance with Section 3.3 will be treated as the Closing Statement for all purposes hereof), the Stockholder Representative and its representatives (i) will be permitted to review, during normal business hours and upon reasonable notice, the Company’s and the Purchaser’s books and records and the working papers related to the preparation of the Closing Balance Sheet and the Closing Statement (including the determinations included therein), and (ii) will be given access, during normal business hours and upon reasonable notice, to knowledgeable employees and accounting professionals of Purchaser and the Company in order to facilitate the Stockholder Representative’s review of the Closing Balance Sheet and the Closing Statement. The Closing Balance Sheet and the Closing Statement (including the determinations included therein) will become final, binding and conclusive upon Purchaser and the Stockholder Representative (a) on the 45th day following the Stockholder Representative’s receipt thereof, unless and only to the extent that Purchaser receives from the Stockholder Representative prior to such forty-fifth (45th) day written notice of the Stockholder Representative’s disagreement (a “Dispute Notice”) with any account or determination set forth in the Closing Balance Sheet or the Closing Statement or (b) on such earlier date as the Stockholder Representative notifies Purchaser that it does not dispute the Closing Balance Sheet and Closing Statement. Any Dispute Notice will specify in reasonable detail the nature and dollar amount of any disagreement so asserted (collectively, the “Disputed Items”). If the Stockholder Representative timely delivers a Dispute Notice, then the determination of the Base Merger Consideration (in accordance with the resolution described in clause (x) or (y) below, as applicable) will become final, binding and conclusive upon Purchaser and the Stockholder Representative on the first to occur of (x) the date on which Purchaser and the Stockholder Representative resolve in writing all differences they have with respect to the Disputed Items or (y) the date on which all of the Disputed Items that are not resolved by Purchaser and the Stockholder Representative in writing are finally resolved in writing by the Independent Accountants in accordance with Section 3.9(c).

(c) During the fifteen (15) days following delivery of a Dispute Notice, Purchaser and the Stockholder Representative will seek in good faith to resolve in writing any differences that they have with respect to all of the Disputed Items. Any Disputed Item resolved in writing by Purchaser and the Stockholder Representative will be deemed final, binding and conclusive on Purchaser and the Stockholder Representative. If Purchaser and the Stockholder Representative do not reach agreement on all of the Disputed Items during such fifteen (15)-day period (or such longer period as they shall mutually agree), then at the end of such fifteen (15)-day (or longer) period Purchaser and the Stockholder Representative will submit all unresolved Disputed Items (collectively, the “Unresolved Items”) to KPMG LLP (the “Independent Accountants”) to review and resolve such matters. Each of the Purchaser and the Stockholder Representative agrees to execute and deliver any engagement letter reasonably required by the Independent Accountants. The Independent Accountants will determine each Unresolved Item (the amount of which may not be more favorable to Purchaser than the related amount reflected in the Closing Statement nor more favorable to the Stockholder Representative than the related amount set forth in the Dispute Notice) in accordance with Annex A-3 as promptly as may be reasonably practicable, and Purchaser and the Stockholder Representative will instruct the

Independent Accountants to endeavor to complete such process within a period of no more than thirty (30) days. The Independent Accountants may conduct such proceedings as the Independent Accountants believe, in their sole discretion, will assist in the determination of the Unresolved Items; provided, however, that, except as Purchaser and the Stockholder Representative may otherwise agree, all communications between Purchaser and the Stockholder Representative or any of their respective representatives, on the one hand, and the Independent Accountants, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating party. Provided that the Purchaser and the Surviving Corporation have made available to the Stockholder Representative and its representatives in a timely manner all information relating to the Proposed Closing Working Capital reasonably requested, subject to Section 3.9(b), by the Stockholder Representative, then the Independent Accountants shall make their determination solely on (x) the documentation submitted by, and presentations (any such documentation or presentation must be provided to the other party prior to its submission or presentation to the Independent Accountants) made by the Purchaser and the Stockholder Representative, (y) the definitions of Closing Working Capital, Company Indebtedness, Company Transaction Expenses, Company Closing Bonuses, Proposed Closing Working Capital Amount, Estimated Closing Working Capital, Estimated Net Company Indebtedness, Estimated Company Transaction Expenses, Estimated Company Closing Bonuses, Company Financing Costs, Base Merger Consideration, Estimated Merger Consideration, Additional Consideration and Final Merger Consideration and (z) the accounting principles, policies, procedures and methodologies reflected on Annex A-3 hereto. The Independent Accountants’ determination of the Unresolved Items will be final, binding and conclusive on Purchaser and the Stockholder Representative, absent manifest errors on all parties, and enforceable before a Governmental Body, effective as of the date the Independent Accountants’ written determination is received by Purchaser and the Stockholder Representative. Each of Purchaser and the Stockholder Representative will bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure. The fees and expenses of the Independent Accountants incurred pursuant to this Section 3.9(c) (the “Accounting Fees”) shall be allocated between the Purchaser, on the one hand, and the Stockholder Representative, on the other hand as follows: a portion of the Accounting Fees equal to the product of the Accounting Fees and a fraction, the numerator of which is the aggregate dollar amount of the disputed items resolved by the Independent Accountants in favor of the Purchaser and the denominator of which is the aggregate dollar amount of all disputed items submitted to the Independent Accountants for resolution, shall be allocated to the Stockholder Representative, and the remainder shall be allocated to the Purchaser (in each case as finally determined by the Independent Accountants).

(d) Upon final determination of the adjustments to be made (if any) to the Estimated Merger Consideration pursuant to Section 3.9(b) or (c) (as applicable) (such amount, the “Final Merger Consideration” and such date of determination, the “Final Determination Date”), an adjustment to the Estimated Merger Consideration will be determined and paid as follows:

(i) If the Estimated Merger Consideration exceeds the Final Merger Consideration, the Stockholder Representative and Purchaser shall within three (3) Business Days of the determination of the Final Merger Consideration issue joint written instructions directing the Escrow Agent to pay to Purchaser the amount of such excess out of the Working Capital Escrow Amount by wire transfer of immediately available funds to the account specified by Purchaser.

(ii) If the Final Merger Consideration exceeds the Estimated Merger Consideration (such amount, the “Additional Consideration”), Purchaser will (x) first, issue a joint written instruction (with the Stockholder Representative) directing the Escrow Agent to pay to the Persons set forth on Exhibit C to the Escrow Agreement all amounts held in the sub-account for the Working Capital Escrow Amount in accordance with Section 3 of the Escrow Agreement and (y) second, Purchaser will pay to the Paying Agent for deposit in the Payment Fund and distribution to the applicable Company Securityholders, the amount of the Additional Consideration less the Working Capital Escrow Amount. Any amount payable by Purchaser to the Paying Agent pursuant to this Section 3.9(d)(ii) will be paid within three (3) Business Days of the determination of Final Merger Consideration by wire transfer of immediately available funds to the account specified in writing by the Stockholder Representative.

(iii) Any funds remaining in the sub-account in which the Working Capital Escrow Amount is held following a distribution pursuant to the foregoing Section 3.9(d)(i) shall be promptly paid to the Persons set forth on Exhibit C to the Escrow Agreement in accordance with Section 3 of the Escrow Agreement, and the Purchaser and the Stockholder Representative shall issue joint written instructions directing the Escrow Agent to make such payments.

(e) For the purposes of this Article III, each amount included in the Estimated Merger Consideration Calculation, the Estimated Closing Balance Sheet, the Closing Statement and the Closing Balance Sheet will (i) be prepared in accordance with GAAP and calculated utilizing the accounting principles, policies, procedures and methodologies reflected on Annex A-3 hereto and (ii) be consistent with the audited Financial Statements delivered to the Purchaser pursuant to Section 4.6. For the avoidance of doubt, for purposes of preparing the Closing Statement and the Closing Balance Sheet, no effect will be given to any new accounting pronouncements that may be issued following delivery of the Estimated Merger Consideration Calculation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the corresponding sections or subsections of the disclosure letter (the “Disclosure Letter”) delivered to the Purchaser by the Company prior to entering into this Agreement (it being understood and agreed by the parties that disclosure of any item in any section or subsection of the Disclosure Letter should be deemed to be disclosure with respect to any other section or subsection of the Disclosure Letter to which the relevance of such item as an exception or disclosure to the corresponding representation or warranty is reasonably apparent on the face of such item as disclosed), the Company hereby represents and warrants to Purchaser as follows:

4.1 Organization and Good Standing. The Company and, except as set forth on Schedule 4.1, each of its Subsidiaries is a corporation or other organization duly incorporated (if a corporation), organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has all requisite corporate or other applicable organizational power and authority to own, lease and operate its properties and to carry on its business as now conducted. Except as set forth on Schedule 4.1, the Company and each of its Subsidiaries is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except, in the case of the Company’s Subsidiaries only, where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.

4.2 Authorization of Agreement; Required Vote. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement (the “Company Documents”), and, subject to obtaining the approval of the Majority Holders pursuant to the Written Consent, to consummate the transactions contemplated hereby and to perform all of its obligations hereunder. The execution and delivery of this Agreement and the Company Documents and, subject to obtaining the approval of the Majority Holders pursuant to the Written Consent, the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company and no other corporate proceeding on the part of the Company or any applicable Affiliate of the Company or their respective shareholders is necessary or appropriate to approve or authorize each of the Company Documents, the performance of each of their obligations thereunder or the consummation of the transactions contemplated thereby. This Agreement has been, and each of the Company Documents will be at or prior to the Closing (and, in any event, will be when executed, if prior to the Closing), duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes a legal, valid and binding obligation of the Company and, as applicable, its Subsidiaries, enforceable against the Company and, as applicable, such Subsidiary, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, has unanimously (i) determined that the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company Stockholders, (ii) approved and adopted the Merger, this Agreement and the other transactions contemplated hereby in accordance with the provisions of the DGCL, the Company Charter and the Company’s bylaws, (iii) directed that this Agreement and the Merger be submitted to the Company Stockholders for their approval and adoption and (iv) resolved to recommend that the Company Stockholders vote (including by written consent) in favor of the approval and adoption of this Agreement.

(c) The only votes of any holders of any classes or series of capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement is the approval of the Majority Holders pursuant to the Written Consent (evidence of the receipt of which shall be provided to Purchaser by the Company promptly following the execution of this Agreement) and, other than the Written Consent, no other vote, consent or approval by the Company Securityholders is required by Law or Contract, the Company Charter or the Company’s bylaws or otherwise in order for the Company to consummate the Merger and the other transactions contemplated by this Agreement.

4.3 Conflicts; Consents of Third Parties.

(a) The execution and delivery by the Company of this Agreement or the Company Documents does not, and except as set forth on Schedule 4.3(a), the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will not, (i) violate or conflict with the certificate of incorporation and by-laws or comparable organizational documents of the Company or any Subsidiary of the Company; (ii) require any consent or result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time or both, would constitute a default) under, or give to any person any rights of termination, amendment, acceleration, or cancellation of, or result in the triggering of any payment, or result in the loss of benefit under, or constitute a “change of control” as defined, specified or provided under, or result in the creation of any Lien (other than Permitted Liens) on any of the assets or properties of the Company or any of its Subsidiaries pursuant to, any Contract or Permit to which the Company or any Subsidiary is a party or by which any of the properties or assets of the Company or any Subsidiary are bound; or (iii) conflict with or violate any Law or Order of any Governmental Body applicable to the Company or any Subsidiary or by which any of the properties or assets of the Company or any Subsidiary are bound, other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults, terminations, payments, lost benefits or cancellations, which would not be materially adverse to the Company and its Subsidiaries, taken as a whole, or their respective businesses.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the Company Documents or the compliance by the Company or any Subsidiary with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act, (ii) compliance with applicable consent, waiver, approval, notice or other requirements of the FCC and State PUCs as are specified on Schedule 4.3(b)(ii), and (iii) such consents, waivers, approvals, Orders, Permits or authorizations as are specified on Schedule 4.3(b) hereto or that, if not obtained, which would not be materially adverse to the Company and its Subsidiaries, taken as a whole.

4.4 Capitalization.

(a) The authorized capital stock of the Company consists of 1,250 shares of Series A Preferred Stock of which, as of the date of this Agreement, 1,206.27 are issued and outstanding, 3,250 shares of Series B Preferred Stock of which, as of the date of this Agreement,

3,191.04 are issued and outstanding, 1,750 shares of Series C Preferred Stock of which, as of the date of this Agreement, 1,538.88 are issued and outstanding, 850 shares of Series D Preferred Stock of which, as of the date of this Agreement, 812.07 are issued and outstanding, 8,803,000 shares of Class A Common Stock of which, as of the date of this Agreement, 3,250,323.2 are issued and outstanding, 5,050,000 shares of Class B Common Stock of which, as of the date of this Agreement, 4,050,000 are issued and outstanding, 10,500,000 shares of Class C Common Stock of which, as of the date of this Agreement, 5,331,818 are issued and outstanding, 5,600,000 shares of Class C Nonvoting Common Stock of which, as of the date of this Agreement, 1,369,581 are issued and outstanding, and 5,299,053 shares of Class D Common Stock of which, as of the date of this Agreement, 5,299,053 are issued and outstanding. The issued and outstanding shares of Preferred Stock and Common Stock are held of record by the Persons set forth on Schedule 4.4(a), which sets forth the amount, class and/or series of Common Stock and/or Preferred Stock held by such Person and no shares of Common Stock are held by the Company as treasury stock. All of the issued and outstanding shares of the Preferred Stock and the Common Stock have been duly authorized for issuance and are validly issued, fully paid and non-assessable and have not been issued in violation of any preemptive or subscription rights or any other rights in any Contract of the Company (including the Securityholders’ Agreement) in effect as of the time of such issuance.

(b) Except as set forth on Schedule 4.4(b), there is no existing option, warrant, call, right, or Contract of any character to which the Company is a party requiring, and there are no securities of the Company outstanding that upon conversion or exchange would require, the issuance of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of the Company. Except as set forth on Schedule 4.4(b), the Company is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of the Company. Schedule 4.4(b) sets forth a complete and correct list of all Persons who, as of the date hereof, hold (i) outstanding options to acquire capital stock of the Company, indicating, with respect to each option then outstanding, the number and type of capital stock subject to such option, the exercise price and date of grant or (ii) warrants to acquire capital stock of the Company, indicating, with respect to each such warrant, the number and type of capital stock subject to such warrant, the exercise price and date of grant.

4.5 Subsidiaries. The Company’s Subsidiaries are set forth on Schedule 4.5. The issued and outstanding capital stock of each of the Company’s Subsidiaries are owned by the Persons set forth on Schedule 4.5. There are no existing options, warrants, calls, rights, or Contracts of any character to which the Company or any of the Company’s Subsidiaries is a party requiring, and there are no securities of the Company or any of the Company’s Subsidiaries outstanding that upon conversion or exchange would require, the issuance, of any shares of capital stock of any of the Company’s Subsidiaries or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of any of the Company’s Subsidiaries. Neither the Company nor any of the Company’s Subsidiaries is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of any of the Company’s Subsidiaries, except for pledges of capital stock of such Subsidiaries under the Credit Facility that will be released at the Closing and repayment of the Credit Facility.

4.6 Financial Statements. (a) The Company has delivered to Purchaser true and correct copies of (i) the audited consolidated balance sheets of the Company and its Subsidiaries as at December 31, 2009, December 31, 2008, December 31, 2007 and the related audited statements of income and of cash flows of the Company and its Subsidiaries for each such year then ended and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2010 (the “Interim Balance Sheet”; and June 30, 2010 is referred to as the “Interim Balance Sheet Date”) and the related consolidated statements of income and cash flows of the Company and its Subsidiaries for the six (6)-month period then ended (such audited and unaudited statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). Except as set forth in the notes thereto and as disclosed in Schedule 4.6, each of the Financial Statements has been prepared in accordance with GAAP consistently applied and presents fairly in all material respects the financial position, results of operations and cash flows of the Company and its Subsidiaries as at the dates and for the periods indicated therein; provided that the Financial Statements described in clause (ii) are subject to normal year-end adjustments which, to the Knowledge of the Company, would be consistent in nature and amounts, in all material respects, with the adjustments the Company made in prior years (which may lack footnotes). The Company’s Financial Statements have been prepared in all material respects in accordance with the Company’s books and records.

(b) The Company’s books and records reflecting its and its Subsidiaries’ assets and liabilities are complete and accurate in all material respects and the Company maintains, internal accounting controls that provide reasonable assurance that (i) transactions are recorded as necessary to permit accurate preparation of its financial statements and to maintain, in all material respects, accurate accountability for its assets and (ii) accounts, notes and other receivables are recorded accurately, and reasonable procedures are implemented to effect the collection thereof on a current and timely basis. Neither the Company nor, to the Knowledge of the Company, any auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or its Subsidiaries have engaged in questionable accounting or auditing practices. Notwithstanding the foregoing representations set forth in this Section 4.6(b), the Company disclaims any representation or warranty that its internal controls satisfy the requirements of Regulation S-X and Regulation S-K under the Securities Act.

4.7 No Undisclosed Liabilities. The Company and its Subsidiaries do not have any material (individually or when aggregated with such other liabilities) liabilities (whether accrued, absolute, contingent or otherwise and whether due or to become due) that would be required to be reflected in, reserved against or otherwise described on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto prepared in accordance with GAAP except for (i) liabilities reflected or adequately reserved on the Interim Balance Sheets or the notes thereto, (ii) liabilities incurred in the Ordinary Course of Business after the Interim Balance Sheet Date, and (iii) liabilities incurred in connection with the transactions contemplated hereby.

4.8 Absence of Certain Developments. Except as set forth on Schedule 4.8(a), (a) since the Interim Balance Sheet Date, the Company has conducted its business only in the

Ordinary Course of Business and neither the Company nor any of its Subsidiaries has (other than as expressly contemplated by this Agreement) taken any action that, if taken after the date of this Agreement would constitute a breach of Section 7.2(b)(A)-(S) and (b) since the Balance Sheet Date, there has not been any event, change, occurrence or circumstance that has had, individually or in the aggregate, a Material Adverse Effect.

4.9 Taxes. Except as set forth on Schedule 4.9:

(a) The Company and each Subsidiary has timely filed all material Tax Returns and reports required to be filed by it, and all Taxes required to be paid by it have been paid by it in full on a timely basis or are reflected as a reserve for Taxes on its most recent financial statements in accordance with GAAP. All such returns and reports are true, correct, and complete in all material respects. No extension of time within which to file any Tax Return that has not been filed has been requested or granted. All material Taxes required to be withheld by the Company or any of its Subsidiaries have been withheld and have been (or will be) duly and timely paid to the proper Taxing Authority.

(b) None of the Tax Returns filed by the Company or any Subsidiary within the past five (5) years and none of the Taxes payable by the Company or any Subsidiary have been the subject of any audit, action, suit, proceeding, claim, examination, deficiency, or assessment by any Taxing Authority, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the Knowledge of the Company, threatened. No deficiency for any Tax has been proposed, asserted, or assessed in writing with respect to the Company or any of its Subsidiaries which has not been finally resolved and paid in full. No power of attorney which is currently in force has been granted by or with respect to the Company or any of its Subsidiaries with respect to any matter relating to Taxes. No waivers or extensions of statutes of limitation with respect to Taxes or Tax Returns have been given by or requested from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been informed by any jurisdiction in which it does not file a Tax Return that such entity is required to file a Tax Return in such jurisdiction or that such entity is, or may be, subject to taxation by that jurisdiction. There are no liens for Taxes upon any of the Company’s or any Subsidiary’s assets, other than Liens for Taxes not yet due and payable.

(c) Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code as a result of the transactions contemplated by this Agreement.

(d) Neither the Company nor any Subsidiary is, or has been, a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(e) Neither the Company nor any of its Subsidiaries is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns (other than Tax Returns which include only the Company and its Subsidiaries), and neither the Company nor any of its Subsidiaries has any actual or potential liability for any Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any analogous provision of Law in any jurisdiction), or as a transferee or successor, by contract or otherwise.

(f) The Company and each of its Subsidiaries has collected all material transaction taxes including but not limited to sales, use and value added Taxes required to be collected, and has remitted on a timely basis such amounts to the appropriate taxing authorities, or has been furnished properly completed exemption certificates.

(g) Neither the Company nor any of its Subsidiaries is a party to, has any potential liability or obligation under, or is bound by any Tax indemnity, Tax sharing or Tax allocation agreement, whether written or unwritten.

(h) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(i) Neither the Company nor any of its Subsidiaries has engaged in any transaction that gives rise to any (A) (1) registration obligation under Section 6111 of the Code and the Treasury Regulations promulgated thereunder, or (2) list maintenance obligation under Section 6112 of the Code and the Treasury Regulations promulgated thereunder, or (B) similar obligation pursuant to any Law. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or has filed any Tax Return in which it disclosed participating in a “reportable transaction” under Section 6011 of the Code and Treasury Regulations promulgated thereunder.

(j) Neither the Company nor any of its Subsidiaries has agreed to, or is required to make, any adjustment to taxable income for any taxable period ending after the Closing Date under Section 481(a) of the Code (or any comparable provision of Law in any jurisdiction) by reason of a change in accounting method initiated by the Company or any of its Subsidiaries (nor has any Tax authority proposed any such adjustment), or has any application pending with any Taxing Authority requesting permission for any changes in accounting methods that relate to its business or operations.

(k) Neither the Company nor any of its Subsidiaries is or shall be required to include any material item of income or gain in gross income for any taxable period ending after the Closing Date as a result of any (A) installment sale or open transaction disposition made on or prior to the Closing Date, (B) prepaid amount payable pursuant to any transaction or agreement and received on or prior to the Closing Date, or (C) intercompany transaction occurring on or prior to the Closing Date that has not been recognized for U.S. federal income Tax purposes pursuant to Treasury Regulation Section 1.1502-13, or under any provision of Law of any jurisdiction with similar consequences as any of (k)(A) through (C) above.

(l) Neither the Company nor any of its Subsidiaries is (A) the subject of a Tax ruling that has continuing effect, (B) the subject of a “closing agreement” within the meaning of

Section 7121 of the Code (or any comparable agreement under state, local or foreign law) or any other settlement with any Taxing Authority that has continuing effect, or (C) subject to a special arrangement with a Taxing Authority regarding any Tax matter.

(m) The representations and warranties set forth in this Section 4.9 are the sole and exclusive representations and warranties hereunder pertaining or relating to Tax matters, and no other representation or warranty set forth herein shall be read or construed so as to address Tax matters.

4.10 Assets. The Company owns, leases or has the legal right to use all of its material properties and assets (both tangible and intangible) used in the conduct of its business (all such material properties and assets of the Company being the “Assets”). The Company has good and valid title to, or, in the case of leased Assets, valid and subsisting leasehold interests in, all of its respective Assets, and, except as set forth on Schedule 4.10, free and clear of all Liens, except for Permitted Liens and Liens securing Company Indebtedness, including without limitation the Credit Facility, that will be paid in full at Closing and such Liens (other than Permitted Liens) released at Closing as contemplated hereby. All such Assets are in all material respects in reasonable operating condition and repair, normal wear and tear excepted, and are suitable for the purposes for which they are currently used. At the Closing, the Company and its Subsidiaries shall own or have the right to use all assets necessary for them to operate the businesses and operations of the Company and its Subsidiaries in all material respects in the manner currently conducted as of the date of this Agreement.

4.11 Intellectual Property.

(a) Schedule 4.11 lists all Registered Intellectual Property and material other Intellectual Property owned by the Company or any Subsidiary. Except as set forth on Schedule 4.11, all Intellectual Property set forth on Schedule 4.11 is owned solely by the Company or one of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and Liens securing Company Indebtedness under the Credit Facility. The Company and its Subsidiaries have the right to use all other Intellectual Property necessary for the conduct of its business as currently conducted. Schedule 4.11 sets forth a complete list of all licenses to Intellectual Property to which the Company is a party as a licensee or licensor (the “Licenses”), excluding non-exclusive licenses to “off the shelf” or commercially available Software. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate, dilute or otherwise violate the Intellectual Property rights of any third party existing as of the date hereof. There are no pending, or to the Knowledge of the Company, threatened claims by any third party that the Company has infringed, violated, or misappropriated the Intellectual Property of such third party. To the Knowledge of the Company, there is no continuing infringement, violation or misappropriation by any third party of any Intellectual Property owned by or exclusively licensed to the Company.

4.12 Material Contracts.

(a) Schedule 4.12 lists the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is or any of its Subsidiaries’ assets are bound (collectively, the “Material Contracts”) as of the date hereof, a complete and correct copy of each of which has been made available to Purchaser:

(i) Contracts with the Company Securityholders or any current or former officer or director or Affiliate of the Company;

(ii) Contracts with any labor union or association representing any Business Employee or any collective bargaining agreement;

(iii) Contracts under which the Company or any its Subsidiaries has borrowed money from, established a line of credit with, or issued any note, bond, debenture or other evidence of Company Indebtedness to, any Person, or has the right to do any of the foregoing and any note, bond, debenture or other evidence of Company Indebtedness issued to any Person;

(iv) management agreements or Contracts for the employment of any director, officer, Business Employee or other Person on a full-time, part-time, consulting or other basis (A) providing annual base cash compensation in excess of $150,000, or (B) containing noncompete, nondisclosure, or confidentiality provisions; provided, such agreements provide for annual base cash compensation in excess of $150,000;

(v) Contracts providing for the payment of any cash or other compensation or benefits, accelerated vesting, or termination upon the execution of this Agreement or the consummation of the transactions contemplated hereby;

(vi) Contracts restricting the Company from engaging in any line of business or competing with any Person or in any geographical area;

(vii) Guarantees specifying the maximum amount of each such Guarantee and whether the Guarantee is a non-contract Guarantee in bond form;

(viii) material leases or agreements under which the Company or any of its Subsidiaries is lessor of, or permits any third party to hold or operate, any property, real or personal, owned or controlled by the Company or any of its Subsidiaries with payments to the Company or any of its Subsidiaries greater than $200,000 on an annual basis;

(ix) Contracts which contain any standstill or non-solicitation obligation of the Company or any of its Subsidiaries;

(x) Contracts which grant exclusive arrangements or “most favored nation” status to any Person;

(xi) Contracts relating to the issuance of stock, membership interests, other capital stock or ownership interests of the Company or its Subsidiaries;

(xii) Licenses and other Contracts relating to material Intellectual Property owned or used by the Company or its Subsidiaries (except for non-exclusive, commercially available, off-the-shelf software programs);

(xiii) Contracts with the ten (10) highest revenue producing customers of each of the Commercial and Intellifiber divisions based on invoices rendered in the month of July 2010;

(xiv) Contracts or groups of related contracts with the same party for the lease, purchase or sale of supplies, products or other personal property or for the furnishing or receipt of services which involve (x) sums greater than $200,000 on an annual basis (excluding any purchase orders) or (y) a commitment to purchase a specified volume of products or services over the term of such Contract (e.g., a “take-or-pay” arrangement); provided that in the case of this clause (xiv) and notwithstanding the introductory language of this Section 4.12(a), Schedule 4.12 sets forth only a list of vendors which are parties to Contracts with the Company and the Subsidiaries that collectively exceed the foregoing dollar thresholds, copies of which have been made available to Purchaser;

(xv) any agency, dealer, sales representative, distributor, marketing or other similar agreement which involves payments greater than $200,000 on an annual basis;

(xvi) any partnership, joint venture, joint development, consortium, alliance, joint bidding, cooperation or other similar Contract providing for the sharing of any profits;

(xvii) any Contract that is an interconnection or similar agreement in connection with which the Company’s or a Subsidiary of the Company’s equipment, networks and services are connected to those of another service provider in order to allow their respective customers access to each other’s services and networks;

(xviii) Contracts with any Governmental Body which involves payments greater than $200,000 on an annual basis; and

(xix) other than Contracts addressed in Sections 4.12(a)(i)-(xviii), each Contract in effect as of the date hereof involving the payment to or by the Company or any of its Subsidiaries greater than $200,000 during the twelve-month period ended June 30, 2010.

(b) Each Material Contract is a valid and binding obligation of the Company or the applicable Subsidiary, and, to the Knowledge of the Company, is a valid and binding obligation of the other parties thereto, and is in full force and effect in all material respects. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any of the Material Contracts and no event has occurred that with notice or passage of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except for such breaches or defaults as would not, individually or in the aggregate, be materially adverse to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 4.12, as of the date hereof, neither the Company nor any Subsidiary has received any written notice of any default or breach by the Company under any Material Contract, except for defaults or breaches that would not, individually or in the aggregate, be materially adverse to the Company and its Subsidiaries, taken as a whole.

4.13 Employee Benefits Plans.

(a) Schedule 4.13(a) lists: (i) each deferred compensation and each bonus or other incentive compensation, stock option and other equity or equity-based compensation plan, program or arrangement; (ii) each severance, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA; (iii) each profit-sharing, 401(k) savings or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA), whether or not subject to ERISA; (iv) each employment, retention, severance, change in control or similar agreement with respect to a current Business Employee or director and, to the extent that any such agreements with any former Business Employee or directors contain continuing obligations on behalf of the Company or any of its Subsidiaries, any such agreements; and (v) each other employee benefit plan, program, policy or agreement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company (with respect to employees of the Company or its Subsidiaries) or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, for the benefit of any employee, director, officer or consultant or former employee, director or consultant of the Company or any Subsidiary of the Company or with respect to which either the Company or any of its Subsidiaries have or may have any liability (the “Company Benefit Plans”).

(b) Except as set forth in Schedule 4.13(b):

(i) With respect to each Company Benefit Plan, the Company has heretofore delivered or made available to Purchaser true and correct copies of each of the following documents: (A) a copy of the Company Benefit Plan and any amendments thereto; (B) a copy of the two most recent annual reports and actuarial reports, if required under ERISA; (C) a copy of the most recent Summary Plan Description required under ERISA with respect thereto; (D) if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and (E) the most recent determination letter received from the IRS with respect to each Company Benefit Plan intended to qualify under section 401(a) of the Code.

(ii) (A) all contributions required to be made with respect to each Company Benefit Plan on or prior to the Closing Date have been timely made or have been reflected on Financial Statements; (B) each Company Benefit Plan has been operated in all material respects in accordance with its terms and the requirements of applicable law; (C) the Company and its Subsidiaries have not incurred any direct or indirect liability under, arising out of or by operation of Title IV of ERISA, in connection with the termination of, or withdrawal from, any Company Benefit Plan or other retirement plan or arrangement that the Company, any Subsidiary of the Company or any ERISA Affiliate maintains or ever has maintained (or to which any of them contributes, ever has contributed, or ever has been required to contribute), and, to the Knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such liability; and (D) neither the Company, any Subsidiary of the Company, any Company Benefit Plan, nor to the Knowledge of the Company, any trustee or administrator thereof has engaged in a transaction in connection with which the Company or any Subsidiary of the Company, any Company Benefit Plan, or any trustee or administrator thereof, could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(iii) None of the Company Benefit Plans is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA. Neither the Company, any Subsidiary of the Company, nor any ERISA Affiliate has ever contributed to or been required to contribute to a “multiemployer pension plan,” as defined in Section 3(37) of ERISA. There are no pending, threatened or anticipated claims by or on behalf of any Company Benefit Plan by any employee or beneficiary covered under any such Company Benefit Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits). No Company Benefit Plan is under, and neither the Company nor any Subsidiary of the Company has received any written notice of, an audit or investigation by the Internal Revenue Service, Department of Labor or any other Governmental Body, and no such completed audit or investigation, if any, has resulted in the imposition of any material Tax or penalty.

(iv) To the Knowledge of the Company, all employee benefit plans that are subject to the laws of any jurisdiction outside the United States are in material compliance with such applicable laws, including relevant Tax laws relating thereto, and the requirements of any trust deed under which they are established.

(v) Except as required by applicable law, none of the Company Benefit Plans provide for medical or life insurance benefits to retired or former employees beyond the calendar month of termination of employment.

(vi) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

(vii) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee or officer of either the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or (B) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer. Each Company Benefit Plan providing nonqualified deferred compensation within the meaning of Section 409A of the Code and the regulations and guidance promulgated thereunder has been operated in compliance with such Section and such regulations and guidance.

4.14 Labor; Business Employees. Except as set forth in Schedule 4.14:

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union contract applicable to Persons employed by the Company or its Subsidiaries, nor, to the Knowledge of the Company, are there any activities or proceedings on behalf of or by any labor union to organize any such employees.

(b) There are no material unfair labor practice charges or complaints, or any current union representation questions, involving employees or former employees of the Company or its Subsidiaries pending against the Company or its Subsidiaries before the National Labor Relations Board or similar foreign entity.

(c) There is no labor strike, lockout, organized slowdown or organized work stoppage in effect or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(d) Attached as Schedule 4.14(d) is a list as of the date hereof of (i) all Business Employees, and (ii) their job titles as of the date hereof. The Company has made available to the Purchaser a list setting forth the rate of base salary or hourly wage compensation as of the date hereof with respect to each Business Employee set forth on Schedule 4.14(d).

4.15 Litigation. Except as set forth on Schedule 4.15, (a) there are no material suits, actions, claims, proceedings pending or, to the Knowledge of the Company, investigations pending, or, to the Knowledge of the Company, threatened against or involving the Company, any of its Subsidiaries or any of the assets owned or used by such Persons and (b) there is no material judgment, order, writ, injunction or decree outstanding of any Governmental Body, United States or foreign, to which the Company or its Subsidiaries, or any of the material assets owned or used by any of such Persons is subject, other than Orders that apply generally to participants in the industry in which the Company and its Subsidiaries participate.

4.16 Compliance with Laws; Permits. Except as set forth on Schedule 4.16:

(a) The Company is in compliance in all material respects with all material Laws of any Governmental Body applicable to its businesses or operations, except where the failure to be in compliance would not be material to the Company and its Subsidiaries, taken as a whole, or to the operation of their business as presently conducted. Since January 1, 2009, neither the Company nor any of its Subsidiaries has received any written notice from any Person regarding any violation of, or failure to comply with in any material respect, any material Laws applicable to its businesses or operations.

(b) The Company currently has all material Permits that are required for the operation of its businesses as presently conducted. The Company is not in material default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a material default or violation) of any term, condition or provision of any Permit to which it is a party, and since January 1, 2009, neither the Company nor any of its Subsidiaries has received any written notice from any Person regarding any failure to possess any Permit or the failure of any Permit to be in full force and effect.

(c) This Section 4.16 shall not apply with respect to Tax matters, environmental matters or compliance with Communications Laws. Representations and warranties with respect to Tax matters, environmental matters, compliance with Communications Laws and Right-of-Way Agreements are set forth in Sections 4.9, 4.17, 4.23 and 4.25, respectively.

4.17 Environmental Matters. The representations and warranties set forth in this Section 4.17 are the sole and exclusive representations and warranties hereunder pertaining or relating to any environmental, health or safety matters, including any arising under any Environmental Laws, and no other representation or warranty set forth herein shall be read or construed as to address environmental, health or safety matters.

(a) Except as set forth in Schedule 4.17(a), to the Knowledge of the Company, the Company and its Subsidiaries are in material compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all Permits required under applicable Environmental Laws, which are in full force and effect, and compliance with the terms and conditions thereof). Except as set forth in Schedule 4.17(a) or fully resolved, the Company and its Subsidiaries have not received any written communication, whether from a Governmental Body, citizens’ group, employee or otherwise, alleging that the Company or its Subsidiaries are not in such compliance and, neither the Company nor its Subsidiaries have received any written communication alleging that the Company or its Subsidiaries are not in compliance with material Environmental Laws which matter remains unresolved.

(b) Except as set forth in Schedule 4.17(b), there is no material Environmental Claim pending or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries or against any Person, in each case, whose liability for any Environmental Claim the Company and its Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(c) Except as set forth in Schedule 4.17(c), there have been no Releases of Hazardous Materials at any of the Real Property, any property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or any Subsidiary or, to the Knowledge of the Company, at any third-party location to which the Company or its Subsidiaries sent, or caused to be sent, Hazardous Materials, in each case, except for such Releases as would not be reasonably expected to result in a material liability to the Company.

(d) Except as set forth in Schedule 4.17(d), to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any material liability pursuant to applicable Environmental Law, other than such liabilities as have been fully resolved with no further exposure to the Company or such Subsidiaries and there are no circumstances, facts or conditions which would be reasonably expected to give rise to such liability in the future.

(e) The Company has made available to Purchaser true, complete and correct copies and results of any reports, studies, analyses, tests or monitoring possessed or initiated by the Company or any Subsidiary pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or its Subsidiaries, or regarding the Company’s or its Subsidiaries’ compliance with applicable Environmental Laws.

4.18 Financial Advisors. Except as set forth on Schedule 4.18, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Purchaser in respect thereof. The transaction fees payable, and any reimbursable expenses (other than pursuant to customary indemnification obligations in favor of a nationally recognized financial advisor in a transaction of this type) in connection with the transactions contemplated hereby and with respect to the engagement of any such financial advisor will be billed in full at or prior to the Closing and reflected in the Company Transaction Expenses.

4.19 Banks; Powers of Attorney. Schedule 4.19 lists as of the date hereof the names and locations of all banks in which the Company has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 4.19, no person holds a power of attorney to act on behalf of the Company.

4.20 Insurance. Schedule 4.20 lists (i) all material insurance policies and fidelity bonds for the current policy year maintained by the Company or an Affiliate of the Company as of the date hereof, with respect to the Company’s business (the “Policies”) and (ii) the annual premiums paid in respect of each such Policy. Except as set forth on Schedule 4.20, each of the Policies is in full force and effect, all premiums due thereunder have been paid, the Company is not in material default with respect to the Policies, and the Company has not received any written notice of a cancellation with respect to any of the Policies. Except as set forth on Schedule 4.20, the Company has complied with each such Policy and have not failed to give any notice or present any claim thereunder in a due and timely manner. There are no material claims by the Company under any of the Policies or bonds pending. There have been no gaps in historic coverages with respect to the matters covered by such Policies.

4.21 Transactions with Affiliates, Stockholders, Officers, Directors and Others. Except as set forth in Schedule 4.21, none of the directors, officers, members, or stockholders of the Company or any of its Subsidiaries, nor any of their respective Affiliates or immediate family members (as such term is defined in Regulation S-K 404) is involved in any business arrangement or relationship (including as creditor or debtor) with the Company or any of its Subsidiaries (whether written or oral), other than pursuant to any employee arrangements properly disclosed in the Disclosure Letter, and none of the directors or officers of the Company or any of its Subsidiaries, nor any of their respective Affiliates or immediate family members, owns any property or right, tangible or intangible, which is used by the Company or any of its Subsidiaries. The Company hereby represents to Purchaser that no claim for indemnification has been made by any director or officer of the Company and, to the Knowledge of the Company, no basis exists for any such claim.

4.22 Securityholders’ Agreement. The Securityholders’ Agreement is in full force and effect and shall terminate at or prior to the Closing in accordance with its terms.

4.23 Compliance with Communications Laws. Except as set forth in Schedule 4.23:

(a) The Company and its Subsidiaries currently have all material Permits that are required under the Communications Act of 1934, as amended (the “Communications Act”), applicable state laws and the published rules, regulations and policies promulgated thereunder by any Governmental Body (collectively, the “Communications Laws”) for the operation of their businesses as presently conducted. The operations of the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Laws. Neither the Company nor any of its Subsidiaries has done anything or failed to do anything which reasonably could be expected to cause the loss of any Permits granted pursuant to applicable Communications Laws.

(b) No petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend or modify any of the Permits granted pursuant to applicable Communications Laws is pending or, to the Knowledge of the Company, threatened before any Governmental Body. No notices have been received by and no claims have been filed against the Company or any of its Subsidiaries alleging failure to hold any requisite Permits issued pursuant to applicable Communications Laws.

4.24 Real Property.

(a) Certain Definitions

(i) “Leases” means the real property leases, subleases, licenses, sublicenses and use agreements, including rights-of-ways, occupancy agreements or collocation agreements pursuant to which either the Company or its Subsidiaries, as applicable, is the lessee, sublessee, licensee, sublicense, user or occupant of real property, or interests therein.

(ii) “Leased Real Property” means all interests in real property, together with all items of personal property, buildings, structures, systems, equipment, facilities, fixtures or improvements currently located thereon, attached or appurtenant thereto, and all easements, licenses, and rights related thereto, leased, subleased, licensed, sublicensed, used or occupied by the Company or any of its Subsidiaries pursuant to the Leases and any and all ancillary documents pertaining thereto (including all amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereof, and all consents, including consents for alterations, assignments and sublets, documents recording variations, memoranda of lease, options, rights of expansion, extension, first refusal and first offer); provided that for all purposes of this Agreement Leased Real Property shall not include Network Facilities.

(iii) “Owned Real Property” means all real property owned by the Company or any of its Subsidiaries; provided that for all purposes of this Agreement Owned Real Property shall not include Network Facilities.

(iv) “Real Property” means the Owned Real Property and the Leased Real Property.

(b) Schedule 4.24(b) contains a complete and correct list of all Owned Real Property setting forth information sufficient to identify specifically such Owned Real Property and the record owner thereof. Each of the Company or its Subsidiaries, as applicable, has good and valid fee title to the Owned Real Property, free and clear of any Liens other than Permitted Liens. Except as set forth in Schedule 4.24(b), there are no outstanding options or rights of first refusal to purchase the Owned Real Property or any portion thereof. Except as set forth on Schedule 4.24(b), there are no leases or subleases, written or oral, granting to any Person the right of use or occupancy of any portion of the Owned Real Property.

(c) Schedule 4.24(c) sets forth a complete and correct list of all Leased Real Property setting forth information sufficient to identify specifically such Leased Real Property. Except as set forth on Schedule 4.24(c), each Lease grants the Company the right to use and occupy the applicable Leased Real Property in accordance with the terms thereof, subject to Permitted Liens. To the Knowledge of the Company, each of the Company or its Subsidiaries, as applicable, has a good, valid and enforceable leasehold estate in the Leased Real Property created under its respective Leases, which leasehold estate is free and clear of any Liens other than Permitted Liens. A copy of each Lease has been made available to Purchaser. Each Lease (i) is in full force and effect and (ii) sets forth the current rent payable by the applicable tenant thereunder. There are no monetary defaults or any other material defaults currently existing, pending or threatened under any Lease, and no other event has occurred which, with notice or lapse of time or both, would constitute a default by the Company or any of its Subsidiaries thereunder, or, to the Knowledge of the Company, any other party to the Lease, or, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries taken as a whole.

(d) Except as described in Schedule 4.24(d), to the Knowledge of the Company, there is no material violation of any applicable material law (including any building, planning or zoning Law) relating to any of the Real Property. Each of the Company and its Subsidiaries are in peaceful and undisturbed possession of each parcel of Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability to use the Real Property for the purposes for which it is currently being used. All existing utilities required for the construction, use, occupancy, operation and maintenance of the Real Property are reasonably adequate for the conduct of the business as it has been and currently is conducted. There are no adverse physical conditions affecting the Real Property or any of the facilities, buildings, structures, erections, improvements, fixtures, fixed assets and personalty of a permanent nature annexed, affixed or attached to, located on or forming part of the Real Property which materially impair, or would reasonably be expected to materially impair, the operations and business as currently conducted thereon or would, individually or in the aggregate, be materially adverse to the Company and its Subsidiaries taken as a whole. There are no condemnation proceedings or eminent domain proceedings of any kind pending or, to the Knowledge of the Company, threatened against the Real Property.

4.25 Right-of-Way Agreements and Network Facilities.

(a) Certain Definitions

(i) “Network Facilities” means, with respect to the Company and its Subsidiaries, all network facilities (including cable, wires, conduits, switches, and other equipment and facilities) and related material operating support systems, network operations centers, and land and buildings associated therewith. For purposes of this definition, “material” shall mean any network facility the absence of which would materially and adversely affect the ability of the Company or any of its Subsidiaries to use the Company’s network, taken as a whole, in the manner and scope in which the network is currently being used.

(ii) “Leased Network Facilities” means all of the Network Facilities of the Company or any of its Subsidiaries that are not owned by the Company or its Subsidiaries but are provided by a third party to the Company or any of its Subsidiaries under lease, license, IRUs or other agreements.

(iii) “Owned Network Facilities” means Network Facilities that are owned by the Company and its Subsidiaries provided under Right-of-Way Agreements between the Company or any of its Subsidiaries and third parties.

(b) Except as set forth in Schedule 4.25(b):

(i) Except in any such case as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (1) each public or private right-of-way agreement, license agreement or other agreement permitting or requiring the Company or any of its Subsidiaries to lay, build, operate, maintain or place Owned Network Facilities (each, a “Right-of-Way Agreement”) is valid, legally binding, enforceable and in full force and effect, and none of the Company nor any of its Subsidiaries is in breach of or default under any Right-of-Way Agreement, (2) no event has occurred which, with notice or lapse of time or both, would constitute a breach or default by the Company or any of its Subsidiaries or permit termination, modification or acceleration by any third party under any Right-of-Way Agreement and (3) no third party has repudiated or has the right to terminate or repudiate any Right-of-Way Agreement. Schedule 4.25(b) sets forth a true and correct list of all the Right-of-Way Agreements.

(ii) None of the Company nor any of its Subsidiaries are in violation of any applicable Laws which, individually or in combination with any other such violations, would materially and adversely affect the ability of the Company or any of its Subsidiaries to use any of the rights associated with the Right-of-Way Agreements, taken as a whole, in the manner and scope in which such rights are now being used.

(iii) The Company and its Subsidiaries own, free of Liens (other than Permitted Liens), all right, title, and interest in Owned Network Facilities and shall maintain such right, title and interest immediately after the Closing Date. To the Knowledge of the Company, no third party may revoke or otherwise encumber or interfere with such right, title, and interest.

(c) Except as set forth in Schedule 4.25(c):

(i) Except in any such case as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (1) each agreement under which third parties provide Leased Network Facilities, including, without limitation, leases, licenses, and IRUs (a “Leased Network Facility Agreement”), to which the Company or any of its Subsidiaries is a party, is a valid, legally binding and enforceable agreement and is in full force and effect, and none of the Company nor any of its Subsidiaries is in breach of or default under any Leased Network Facility Agreement, (2) no event has occurred which, with notice or lapse of time or both, would constitute a breach or default by the Company or any of its Subsidiaries or permit termination, revocation, other interference with performance of, modification or acceleration by any third party of any Leased Network Facility Agreement, and (3) no third Person has repudiated, revoked, terminated or otherwise interfered with performance of or has the right to terminate, repudiate, revoke or otherwise interfere with the performance of any Leased Network Facility Agreement. Schedule 4.25(c) sets forth a true and correct list of all Leased Network Facility Agreements.

(ii) None of the Company nor any of its Subsidiaries are in violation of any applicable Laws which, individually or in combination with any other such violations, would materially and adversely affect the ability of the Company or any of its Subsidiaries to use any of the rights associated with the Leased Network Facility Agreements, taken as a whole, in the manner and scope in which such rights are now being used.

(d) All Owned Network Facilities and Leased Network Facilities: (x) are in good working order and condition and are without any material defects individually and in combination; and (y) are, individually and in combination, operated, installed and maintained by the Leased Network Facilities provider, the Company, its Subsidiaries or their contractors in a manner that is in compliance with generally accepted industry standards for the United States telecommunications industry and all material Laws.

(e) Except as set forth on Schedule 4.25(c), for Fiber Routes owned by the Company or any of its Subsidiaries, the Company (or the applicable Subsidiary) has (i) secured all governmental Permits required to legally entitle it to install and maintain its Fiber Routes and related Network Facilities in public and private Rights-of-Way currently occupied by the Company’s Fiber Routes and Network Facilities, and the Company (or the applicable Subsidiary), and (ii) has necessary underlying legal rights that entitles it to occupy all public and private Rights-of-Way and pole attachments, in the case of clauses (i) and (ii), except as would not materially and adversely affect the Company and its Subsidiaries, taken as a whole.

4.26 Customers and Suppliers. Except as set forth on Schedule 4.26:

(a) From July 1, 2010 up to and including the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Material Customer that such Material Customer has stopped or intends to stop purchasing, or has materially reduced or shall materially reduce purchases of, or has sought or is seeking to materially reduce the price it shall pay for, the products or services of the Company or its Subsidiaries.

(b) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any supplier, or group of suppliers that are under common ownership or control, that (i) accounted for at least $500,000 of the aggregate goods and services purchased by the Company and its Subsidiaries in the fiscal year ended December 31, 2009 or (ii) is expected, to the Knowledge of the Company, to account for at least $500,000 of the aggregate goods and services purchased by the Company and its Subsidiaries in the fiscal year ending December 31, 2010, in each case, that such supplier (or such group of suppliers) has stopped or intends to stop providing goods or services to either the Company or any of its Subsidiaries, or has materially reduced or will materially reduce the supply of, or has sought or is seeking to materially increase the price it charges for, goods or services supplied to either the Company or any of its Subsidiaries.

(c) Except for requests for call detail records for billing purposes, neither the Company nor any of its Subsidiaries is, as of the date of this Agreement, involved in any dispute with, or has received any notice of an intention to dispute from, or has received any request for audit, accounting or review from, any Person (including a group of Persons that are under common ownership or control) with whom either the Company or any of its Subsidiaries does business, (i) with respect to any customer, or group of customers that are under common ownership or control, which involves an aggregate amount in excess of $500,000 as of the date hereof, or (ii) with respect to any supplier, or group of suppliers that are under common ownership or control, which involves an aggregate amount in excess of $500,000 as of the date hereof, relating to any transactions or commitments made, or any contracts or agreements entered into, by either the Company or any of its Subsidiaries, on the one hand, and such Person, on the other hand.

4.27 Route Information. Schedule 4.27 sets forth detailed information about the Company’s fiber-based services and solutions from their high-capacity fiber-based network (the “Fiber Route”) including for each segment, the number of fibers in each segment that the Company owns or to which it has the right of use (whether by lease, indefeasible right of use or some other mechanism), the route segment for such fiber, and in the case of any fiber that is not owned by the Company, the name of any third party provider. All such information regarding the Fiber Route furnished to the Purchaser is true and correct in all material respects as of the date of this Agreement. For any portion of the Fiber Route that is owned in fee by the Company, to the Knowledge of the Company, the Company has a valid and enforceable easement or right of use with respect to the underlying real property on which such portion of the Fiber Route is located. For any portion of the Fiber Route to which the Company has rights as grantees under an indefeasible right of use, to the Knowledge of the Company, the grantor of such indefeasible right of use owns or has a valid and enforceable right of use with respect to the underlying real property on which such portion of the Fiber Route is located.

4.28 Auction Process. The Company and its Board of Directors, informed by counsel and with advice received from outside legal and financial advisors, have conducted a reasonably diligent exploration of the Company’s strategic alternatives, including a canvass of the marketplace for the Company’s securities and discussions with various potential acquirors of the Company’s securities, and the Board of Directors of the Company has concluded that the Company and the Board of Directors have taken reasonable steps to achieve the highest value for the Company’s securities reasonably available under the circumstances as the basis for agreeing to sell the Company to the Purchaser on the terms and subject to the conditions set forth in this Agreement.

4.29 Accounts Receivable. All of the outstanding accounts receivable of the Company and its Subsidiaries (i) arose from bona fide transactions in the Ordinary Course of Business; (ii) are in all material respects, subject to disputes in the Ordinary Course of Business, valid, due and owing from third parties; (iii) are collectible, in all material respects, subject to any existing allowance for doubtful accounts; and (iv) are not, to the Knowledge of the Company, subject to any prior assignment or Lien, or any defenses, offsets or counterclaims, except those that arise in the Ordinary Course of Business and Permitted Liens and the Liens securing the Credit Facility. The reserves for doubtful accounts receivable and uncollectible amounts reflected in the Interim Balance Sheet were established in accordance with GAAP and, as of the date of this Agreement, are reasonably sufficient to provide for any losses that may arise in connection with the collection of all such accounts receivable.

4.30 No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article IV (as modified by the Disclosure Letter) and any other certificates delivered by the Company in connection with this Agreement, none of the Company, any Subsidiary or any other Person makes any other express or implied representation or warranty with respect to the Company, any Subsidiary or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company, any Company Securityholder or any of their respective Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in Article IV hereof (as modified by the Disclosure Letter), the Company, its Subsidiaries and the Company Securityholders hereby disclaim all liability and responsibility for, or any use by Purchaser or its Affiliates or representatives of, any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any opinion, information, projection or advice that may heretofore have been or may hereafter be made available to Purchaser or its Affiliates or representatives, whether in any “data rooms,” “management presentations,” or “break out sessions”, in response to questions submitted by or on behalf of Purchaser or otherwise by any director, officer, employee, agent, consultant, or representative of the Company or the Company Securityholders or any of their respective Affiliates).

ARTICLE V

APPOINTMENT OF STOCKHOLDER REPRESENTATIVE

(a) As, and by voting in favor of or consenting to the Merger and/or by virtue of the approval of the Merger and without any further action on the part of any Person, the Company Securityholders shall be deemed to have approved the designation of M/C Venture Partners V, L.P. (in such capacity, the “Stockholder Representative”) as the attorney-in-fact and agent for and on behalf of each Company Securityholder and their respective heirs, successors and assigns with respect to the post-Closing adjustments contemplated by Section 3.9 and post-Closing issues and disputes and the taking by the Stockholder Representative of any and all actions and the making of any decisions required or permitted to be taken by the Stockholder Representative under this Agreement and the Escrow Agreement, including the exercise of the power to: (i) authorize the release or delivery to Purchaser of all or any portion of the Escrow Amount whether with respect to the payment (if any) to Purchaser or the Company Securityholders resulting from the post-Closing adjustments contemplated by Section 3.9 (and in connection therewith calculating the portion of any adjustment in the Company Securityholders’ favor that is payable to any Securityholder) or with respect to any Specified Matter; (ii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to any post-Closing issues and disputes, including any Specified Matter; (iii) litigate, arbitrate, resolve, settle or compromise any post-Closing issues and disputes, including any Specified Matter; (iv) establish the Reserve Account and pay such amounts therefrom as the Stockholder Representative deems necessary or appropriate in its good faith judgment; (v) waive any breach or default of Purchaser or Merger Sub under this Agreement or the Escrow Agreement; and (v) take all actions necessary in the judgment of the Stockholder Representative for the accomplishment of the foregoing and any other post-Closing matters. As, and by voting in favor of or consenting to the Merger and/or by virtue of the approval of the Merger and without any further action on the part of any Person, the Stockholder Representative shall have authority and power to act on behalf of the Company Securityholders with respect to the disposition, settlement or other handling of the adjustments contemplated by Section 3.9 and all rights or obligations arising under Section 3.9, and the Company Securityholders shall be bound by all actions taken and documents executed by the Stockholder Representative in connection with Section 3.9, and Purchaser shall be entitled to rely on any action, decision, consent or instruction of the Stockholder Representative, including as being an act, decision, consent or instruction of any Company Securityholder. In performing the functions specified in this Agreement, the Stockholder Representative may act upon any instrument or other writing believed by the Stockholder Representative to be genuine and to be signed or presented by the proper Person and shall not be liable in connection with the performance by it of its duties pursuant to the provisions of this Agreement or the Escrow Agreement in the absence of gross negligence or willful misconduct on the part of the Stockholder Representative. As, and by voting in favor of or consenting to the Merger and/or by virtue of the approval of the Merger and without any further action on the part of any Person, the Company Securityholders shall be deemed to have agreed that the Stockholder Representative shall be indemnified and held harmless (out of funds that otherwise are to be distributed from the Escrow Amount to the Company Securityholders, if any, as described in the following sentence) from and against any loss, liability or expense incurred without gross negligence or willful misconduct on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder. As, and by voting in favor of or consenting to the Merger and/or by virtue of the approval of the Merger and without any further action on the part of any Person, the Company Securityholders shall be deemed to have agreed that any out-of-pocket costs and expenses incurred by the Stockholder Representative in connection with actions taken by the Stockholder Representative pursuant to the terms of Section 3.9 (including the hiring of legal counsel and the incurring of legal fees and costs) (“Representative Expenses”) shall be the responsibility of the Company Securityholders based on their Escrow Pro Rata Shares. Notwithstanding anything to the contrary contained in this Agreement, as, and by voting in favor of or consenting to the Merger and/or by virtue of the approval of the Merger and without any further action on the part of any Person, the Company Securityholders agree that if (i) the Stockholder Representative determines that the Reserve Amount and earnings thereon is not sufficient to pay actual or anticipated Representative Expenses, and (ii) such Company Securityholders representing Escrow Pro Rata Shares of at least 64% in the aggregate have agreed in writing to contribute an additional aggregate amount to the Reserve Account as proposed by the Stockholder Representative in writing to all Persons listed on Exhibit C hereto, then each such Company Securityholder shall be obligated, within ten (10) days after written notice from the Stockholder Representative, to contribute to the Reserve Account such Company Securityholder’s Escrow Pro Rata Share of the additional aggregate amount of such additional Reserve Amount. As, and by voting in favor of or consenting to the Merger and/or by virtue of the approval of the Merger and without any further action on the part of any Person, the Company Securityholders shall be deemed to have agreed that upon final distribution of the Escrow Amount, the Escrow Agent shall pay to the Stockholder Representative, out of the aggregate Escrow Amount that otherwise are to be distributed to the Company Securityholders, if any, pursuant to the terms of this Agreement and the Escrow Agreement, any unpaid Representative Expenses, and the Stockholder Representative may withhold a disproportionate amount from any Company Securityholder(s) that were the cause of any Representative Expenses, and without limiting the generality of the foregoing, the Stockholder Representative shall have full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement, and to consent to any amendment hereof or thereof, on behalf of all the Company Securityholders and their respective heirs, successors and assigns.

(b) As, and by voting in favor of or consenting to the Merger and/or by virtue of the approval of the Merger and without any further action on the part of any Person, the Company Securityholders shall be deemed to have appointed and constituted the Stockholder Representative the true and lawful attorney-in-fact of the Company Securityholders, with full power in their name and on their behalf to act according to the terms of this Agreement and the Escrow Agreement in the absolute discretion of the Stockholder Representative; and in general to do all things and to perform all acts including, without limitation, executing and delivering the Escrow Agreement and any other agreements, certificates, receipts, instructions, notices or instruments contemplated by or deemed advisable in connection with the Escrow Agreement. This power of attorney and all authority hereby conferred is granted and shall be irrevocable and shall not be terminated by any act of any Company Securityholder, by operation of law, whether by such person’s death, disability, protective supervision or any other event. Without limiting the foregoing, this power of attorney is to ensure the performance of a special obligation and, accordingly, by approval of the Merger, each Company Securityholder shall be deemed to have waived and renounced its, his or her right to renounce this power of attorney unilaterally any time before the day following the Release Date. As, and by voting in favor of or consenting to the Merger and/or by virtue of the approval of the Merger and without any further action on the part of any Person, the Company Securityholders shall be deemed to have waived any and all defenses that may be available to contest, negate or disaffirm the action of the Stockholder Representative taken under the Escrow Agreement. Notwithstanding the power of attorney granted in this Article V, no agreement, instrument, acknowledgement or other act or document shall be ineffective solely by reason of a Company Securityholder (instead of the Stockholder Representative) having signed or given the same directly.

(c) Company Stockholders who in the aggregate hold at least seventy-five percent (75%) of the Company Stockholders’ interest in the Escrow Amount shall have the right at any time prior to the date that the funds deposited with the Escrow Agent are distributed in accordance with Section 3.9(d) to remove the then-acting Stockholder Representative and to appoint a successor Stockholder Representative; provided, however, that neither such removal of a then acting Stockholder Representative nor such appointment of a successor Stockholder Representative shall be effective until (x) notice of such act has been provided to Purchaser, (y) the delivery to the Escrow Agent of executed counterparts of a writing signed by each such Company Stockholder constituting a majority of interests with respect to such removal and (z) appointment, together with an acknowledgment signed by the successor Stockholder Representative appointed in such writing that it, he or she accepts the responsibility of successor Stockholder Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Stockholder Representative, with a copy of such acknowledgment being promptly provided to Purchaser. Each successor Stockholder Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Stockholder Representative, and the term “Stockholder Representative” as used herein and in the Agency Agreement shall be deemed to include any interim or successor Stockholder Representative.

(d) It is understood and agreed by each of the parties hereto that nothing in this Agreement shall be construed or deemed to expand or create any right on the part of a Company Securityholder, with respect to Purchaser or any of its affiliates, or any obligation on the part of Purchaser, or any of its Affiliates, to any Company Securityholder not otherwise expressly set forth in clear and unambiguous terms in this Agreement (to the extent that there may be any such provisions herein).

(e) Each Company Securityholder, as and by the approval of the Merger by the Company Stockholders (as evidenced by the Written Consent) and/or by virtue of the Merger and without any further action on the part of any Person, is deemed to have agreed to release and discharge Purchaser, the Surviving Corporation and each of their respective Affiliates from and against any liability arising out of or in connection with the Stockholder Representative’s failure to distribute any amounts received by the Stockholder Representative on behalf of such Company Securityholders and each of Purchaser, the Surviving Corporation, each of their respective Affiliates and the Escrow Agent are hereby relieved from any liability to any Person for acts or omissions done or taken by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

(f) The Stockholder Representative hereby represents and warrants to Purchaser that (i) the it has all requisite power and authority to execute and deliver this

Agreement and to perform all of its obligations hereunder, (ii) this Agreement has been duly authorized, executed and delivered by the Stockholder Representative and (iii) this Agreement constitutes a valid and binding agreement enforceable against such Stockholder Representative in accordance with its terms.

(g) Notwithstanding anything to the contrary contained herein, the Company shall act on its own behalf at all times prior to the Effective Time, shall sign on its own behalf and shall not appoint any Person as its lawful attorney-in-fact.

(h) Notwithstanding anything in this Agreement to the contrary (i) the Stockholder Representative shall not make any elections or decisions or take any other actions that would reasonably be expected to have a disproportionately adverse effect on any individual Company Securityholder as compared to other Company Securityholders holding the same class or series of capital stock of the Company, except to the extent such disproportionate treatment results directly from a post-Closing matter involving such Company Securityholder and (ii) without the written consent of any Company Securityholder, the Stockholder Representative shall not have any authority to increase the post-Closing liability of such Company Securityholder with respect to the transactions contemplated by the Merger Agreement beyond its Escrow Pro Rata of the Escrow Amount and the Reserve Amount (as increased, if at all, in accordance with Article V).

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

Each of Purchaser and Merger Sub hereby represents and warrants to the Company as of the date of this Agreement and as of the Closing Date (except to the extent made with reference to a specific date or time, in which case, as of such date or time) as follows:

6.1 Organization and Good Standing. It is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate properties and carry on its business.

6.2 Authorization of Agreement. It has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by it in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by it of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by it and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3 Conflicts; Consents of Third Parties.

(a) The execution and delivery by it of this Agreement or the Purchaser Documents does not, and the consummation of the transactions contemplated hereby or thereby, or compliance by it with any of the provisions hereof or thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation or by-laws of Purchaser; (ii) except as set forth on Schedule 6.3, to the extent material to Purchaser, any Contract or Permit to which it is a party or by which any of its properties or assets of it are bound; (iii) any material Order of any Governmental Body applicable to it or by which any of its properties or assets are bound; or (iv) any applicable material Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by it with any of the provisions hereof or thereof, except for (i) compliance with the applicable requirements of the HSR Act, (ii) the Required Consents and (iii) such consents, approvals, Orders, Permits, or authorizations the failure to so obtain would not, individually or in the aggregate, reasonably be expected to hinder, delay in any material respect or otherwise prohibit the consummation of the Merger.

(c) Purchaser does not operate as an incumbent local exchange carrier and is not a dominant carrier as defined by the FCC, and is neither a cable operator, an affiliate of a cable operator or is owned by, operated by, controlled by or under common ownership with a cable operator as defined in Section 652(b) of the Communications Act.

6.4 Investment Intention. Purchaser is acquiring the Company pursuant to the Merger for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”) of the Company’s capital securities. Purchaser understands that the Common Stock and Preferred Stock have not been registered under the Securities Act and cannot be sold under the Securities Act unless subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of this Agreement. Purchaser acknowledges that is has been afforded: (a) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the merits and risks of investing in the Company; and (b) access to information about the Company, its results of operations, financial condition and cash flow, and its businesses generally.

6.5 Financial Advisors. Except as set forth on Schedule 6.5 hereto, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for it in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.6 Financing. Concurrently with its entry into this Agreement, Purchaser delivered to the Company an accurate and complete copy of the fully executed Debt Commitment Letter, together with all amendments, schedules and exhibits thereto, pursuant to which the Financing Sources have agreed, subject to the terms and conditions thereof, to provide or cause to be provided to Purchaser debt financing in the amount set forth therein (such debt financing described therein, the “Debt Financing”). As of the date of this Agreement, the Debt Commitment Letter is in full force and effect. Subject to the terms and conditions of the Debt Commitment Letter, and subject to the terms and conditions of this Agreement, assuming the accuracy and completeness of the representations and warranties of the Company contained in Article IV and performance by the Company of its covenants and agreements in this Agreement, the aggregate proceeds contemplated by the Debt Financing, together with Purchaser’s Cash on hand, will be sufficient for Purchaser to make all necessary payments by it in connection with the consummation of the Merger in accordance with the terms of this Agreement and to pay all related fees and expenses. In the event the Debt Commitment Letter is superseded after the date of this Agreement but prior to the Effective Time by a new debt commitment letter in accordance with Section 7.13, the term “Debt Commitment Letter” and the term “Debt Financing” as used herein shall be deemed to include the new debt commitment letter to the extent then in effect and the debt financing contemplated by such new debt commitment letter.

6.7 Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Purchaser and Merger Sub acknowledge and agree that the Company is not making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in this Agreement, and the Purchaser and Merger Sub acknowledge and agree that, except for the representations and warranties contained therein, the assets and the business of the Company are being transferred on a “where is” and, as to condition, “as is” basis. Any claims Purchaser or Merger Sub may have for breach of representation or warranty shall be based solely on the representations and warranties of the Company set forth in Article IV (as modified by the Disclosure Letter) which representations and warranties are the only representations and warranties that Purchaser relied on in making its decision to enter into this Agreement and acquire the Company pursuant to the Merger.

6.8 Litigation. There is no pending legal, administrative arbitral or other proceeding by or before any Governmental Body or, to the knowledge of Purchaser or Merger Sub, threatened against Purchaser or Merger Sub before any Governmental Body, U.S. or foreign which, if adversely determined, would have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS

7.1 Access to Information. Prior to the Closing Date, Purchaser shall be entitled, through its officers, employees and representatives (including, without limitation, its legal and financial advisors, Financing Sources and accountants), to make such investigation of the properties, employees, businesses and operations of the Company and such examination of the books and records of the Company as it reasonably requests and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours upon not less than two Business Days’ prior notice and under reasonable circumstances and shall be subject to restrictions arising under applicable Law. The Company shall cause the officers, Business Employees, consultants, agents, accountants, attorneys and other representatives of the Company to cooperate with Purchaser and Purchaser’s representatives in connection with such investigation and examination, and Purchaser and its representatives shall cooperate with the Company and its representatives and shall use their reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require the Company or any Affiliate to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which the Company or any of its Affiliates is bound; provided, however, that the Company and Purchaser shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so would not (in the good faith belief of the Company (after consultation with counsel)) be likely to result in the violation of any such confidentiality obligation or be reasonably likely to cause such privilege to be lost with respect to such information. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (i) Purchaser shall not contact any suppliers to, or customers of, the Company specifically regarding the Company, and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company.

7.2 Conduct of the Business Pending the Closing.

(a) Prior to the Closing, except (i) as set forth on Schedule 7.2(a)(i), (ii) as expressly required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), the Company shall, and, as applicable, cause its Subsidiaries to:

(A) conduct the respective businesses of the Company and its Subsidiaries and only in the Ordinary Course of Business; and

(B) use its commercially reasonable efforts to (1) preserve the present business operations, organization and goodwill of the Company, (2) preserve the present relationships with third parties, including Governmental Bodies, customers, suppliers, financing sources and others having business relationships with the Company and its Subsidiaries and (3) keep available the services of the Company’s and its Subsidiaries’ officers and employees.

(b) Prior to the Closing, except (i) as set forth on Schedule 7.2(b)(i), (ii) as expressly required by applicable Law, (iii) as otherwise expressly contemplated by this Agreement, or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), the Company shall not and shall not permit its Subsidiaries to:

(A) transfer, issue, sell, pledge, dispose of or encumber or authorize or commit to the transfer, issuance, sale, pledge, disposal or encumbrance of, any shares of capital stock or other securities of the Company or its Subsidiaries or grant options, warrants, calls or any other rights or convertible securities to purchase or otherwise acquire shares of the capital stock or other securities of the Company or its Subsidiaries;

(B) effect any recapitalization, reclassification or like change in the capitalization of the Company or its Subsidiaries or combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other securities of the Company or its Subsidiaries, or any securing or right convertible or exchangeable into any of the foregoing;

(C) amend the certificate of incorporation, by-laws or equivalent governance documents of the Company or any Subsidiary;

(D) intentionally subject to any Lien, any of the properties or assets (whether tangible or intangible) of the Company or its Subsidiaries, except for Permitted Liens that are not material and Liens securing the Credit Facility;

(E) enter into any new Contract for any new Leased Real Property that do not support Network Facilities; acquire any new Owned Real Property; amend in any way that is materially adverse to the Company or its Subsidiaries, taken as a whole, or to the Purchaser or its subsidiaries any existing Contract for Real Property; sell, assign, license, transfer, convey, lease or otherwise dispose of any of the Real Property of the Company or its Subsidiaries, except for the purpose of disposing of unneeded or underutilized Leased Real Property);

(F) cancel or compromise any material debt or claim or waive or release any material right of the Company or its Subsidiaries;

(G) make, or enter into any new commitment for, capital expenditures of the Company or its Subsidiaries in excess of $500,000 for any individual project or fail to make (i) any previously approved capital expenditure expressly contemplated by the current budget or (ii) the payments set forth on Schedule 7.2(b)(G), in each case, during the contemplated periods;

(H) enter into, modify or terminate any labor or collective bargaining agreement of the Company or its Subsidiaries or, through negotiations or otherwise, make any commitment or incur any liability to any labor organizations;

(I) permit the Company or its Subsidiaries to enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities of any other Person or otherwise combine any of the Company or any of its Subsidiaries or any substantial portion of their assets of any such Person with any other Person;

(J) permit the Company or its Subsidiaries to enter into or modify any Contract with any Company Securityholder or any Affiliate of any

Company Securityholder or any current or former officer or director of the Company or any Affiliate except for contracts or modifications to Contracts that relate to the consummation of the transactions contemplated by this Agreement;

(K) declare, set aside, make or pay any dividend or other distribution, payable in cash, capital stock or other ownership interests in the Company or its Subsidiaries, assets, property or otherwise;

(L) except as otherwise permitted under one of the other provisions of this Section 7.2(b), and except for borrowings under the Credit Facility, incur any Company Indebtedness for borrowed money or assume, guarantee or otherwise become responsible for the obligations of any Person for borrowed money or make any loans, advances or capital contributions to, or investments in, any other Person;

(M) initiate, settle or dismiss any material litigation or arbitration;

(N) initiate any liquidation, dissolution, reorganization or insolvency proceedings or other proceedings for relief under any bankruptcy or similar law;

(O) make any change in any of the present accounting methods and practices of its business, except as required by changes in GAAP;

(P) amend in any material respect, extend or terminate any Material Contract or Right-of-Way Agreement;

(Q) except as required by existing Company Benefit Plans (pursuant to the terms in effect as of the date of this Agreement), or as otherwise required by applicable Law, (i) make or enter into any management agreements or Contracts for the employment of any director or officer on a full-time, part-time, consulting or other basis, (ii) make any offers of employment or make or enter into any Contracts for the employment of any Business Employee that is not a Business Employee as of the date hereof and which either (y) provides for an annual base cash compensation in excess of $100,000, or (z) contains any non-standard noncompete, nondisclosure, or confidentiality provisions (as compared to similarly situated current Business Employees), (iii) increase the compensation or other benefits payable or provided to, or grant or pay any bonus or other incentive compensation to, (1) any of the Company or any of its Subsidiaries’ officers, or (2) except in the Ordinary Course of Business, the non-officer employees, independent contractors or leased personnel of any of the Company or any of its Subsidiaries, (iv) enter into, materially amend or terminate, any employment, change of control, severance, retention or other similar agreement with any current or former officer of either the Company or any of its Subsidiaries, or (v) establish, adopt, enter into, materially amend or terminate any plan, policy, program, arrangement or other Company Benefit Plan for the benefit of any current or former directors, officers, employees, independent contractors, leased personnel or any of their beneficiaries;

(R) make or rescind any material election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit controversy relating to Taxes, or except as required by applicable law or GAAP, make any material change to any of its methods of accounting or methods of reporting income or deductions for Tax or accounting practice or policy from those employed in the preparation of its most recent Tax Return;

(S) in comparison to the operations of the Company and its Subsidiaries in the Ordinary Course of Business during the two immediately preceding two (2) years, make any material changes in its cash management policies, including payment of accounts payable and collections of accounts receivable, it being understood and agreed that nothing herein shall prohibit in any respect the Company’s ability to repay any Company Indebtedness;

(T) enter into any Contract for the sale of the Company’s or its Subsidiaries’ products or services or the license of its Intellectual Property (e.g. through the Company’s Compco subsidiary), including with any Governmental Body, except for: (i) Contracts utilizing the Company’s or its Subsidiaries’ standard terms and conditions of sale or standard license terms that are less than $1,000,000 in projected total revenues over the term of the Contract to the Company or its subsidiary, excluding contracts for the sale or lease of dark fiber which shall be specifically governed by subsection (iii) of this subsection; (ii) Contracts utilizing non-standard terms and conditions of sale or license terms that have been reviewed by the Company’s legal department and approved by a designated senior-level management Business Employee (e.g., CEO, CFO or Controller) and are less than $500,000 in projected total revenues over the term of the Contract to the Company or its Subsidiary; and (iii) Contracts for the sale or lease of dark fiber capacity that have been reviewed by the Company’s legal department and approved by a senior-level management Business Employee (e.g., CEO, CFO or Controller) and are less than $200,000 in projected total revenues over the term of the Contract to the Company or its Subsidiary;

(U) enter into any Contract for the lease or purchase of network services or products (e.g., capacity agreements, commercial agreements with vendors of network services or related products or interconnection agreements) or for the license or purchase of any non-network products, supplies or services (e.g., contracts for the purchase of software, consulting services, information services, supplies, equipment or other personal property assets) except for Contracts that involve a projected total expenditure by the Company or its Subsidiaries of less than $500,000 over the term of the Contract, provided that such Contracts have a term of less than 5 years and do not include any purchase “take or pay” or like commitment;

(V) enter into any Material Contract of the type described in Sections 4.12(a)(v) through 4.12 (a)(x) and 4.12(a)(xvi); or

(W) agree, commit or adopt any plan or proposal to take any of the actions set forth in clauses (A) through (V) above.

7.3 Consents.

(a) Upon the terms of, and subject to the conditions set forth in, this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using commercially reasonable efforts: (i) to prepare and file all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain, as promptly as practicable, all waivers, consents, clearances, licenses, orders, registrations, permits, approvals and authorizations necessary or advisable to be obtained from any third party and/or Governmental Authority in order to consummate the transactions contemplated by this Agreement, including (as more fully set forth in Section 7.4 hereof) all filings required under the HSR Act and the Communications Laws, (ii) subject to the terms of Section 7.3(c), to obtain at the earliest practicable date and to comply with the terms and conditions of all consents, clearances, waivers, licenses, registrations, permits, approvals, orders and authorizations necessary, required or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, the consents and approvals referred to in Sections 4.3(b) and 6.3(b) hereof, (iii) to obtain the Required Consents, (iv) to defend any lawsuits or other judicial or administrative actions, suits or proceedings (public or private) by or before a Governmental Body challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including promptly seeking to have any stay or temporary restraining order entered by any court or other Governmental Body vacated or reversed, and (v) to execute and deliver any reasonable additional instruments necessary to consummate the transactions contemplated by this Agreement, and to fully carry out the purposes of, this Agreement. Each party hereto shall have the right to review in advance, and to the extent reasonably practicable shall consult the other parties hereto with respect to, all material information relating to it and its Subsidiaries that appears in any filing made with, or written materials submitted to, any Governmental Body in connection with the transactions contemplated by this Agreement.

(b) Each party hereto shall keep the other parties hereto reasonably apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with the efforts referenced above in obtaining all Required Consents. In that regard, each party hereto shall, without limitation: (i) promptly notify the other parties hereto of, and if in writing furnish the other parties hereto with copies of (or, in the case of oral communications, advise the other parties hereto orally of), any material communications from or with any Governmental Body with respect to the transactions contemplated by this Agreement; (ii) permit the other parties hereto to review and discuss in advance, and consider in good faith the views of the other parties hereto in connection with, any proposed written or oral communication with any such Governmental Body with respect to the transactions contemplated by this Agreement; (iii) use commercially reasonable efforts to not participate in any meeting with any such Governmental Body with respect to the transactions contemplated by this Agreement unless it consults with the other parties hereto in advance and, to the extent permitted by such Governmental Body, gives the other parties hereto the opportunity to attend and participate thereat; (iv) furnish the other parties hereto with copies of all material correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Body with respect to the transactions contemplated by this Agreement; and (v) furnish the other parties hereto with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Body.

(c) In connection with the filings referenced in Sections 7.3(a) and 7.3(b), the parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable and to comply with the terms and conditions of all permits, licenses, consents, approvals and authorizations of all Governmental Bodies that are necessary or advisable to consummate the transactions contemplated by this Agreement; provided however that Purchaser shall be required to pay all filing fees and other costs and expenses with respect to any filings, inquiries or issues that arise in connection with the filings contemplated by this Section 7.3 (except each party shall be responsible for payment of its own attorneys’ fees). Notwithstanding anything to the contrary contained in this Section 7.3 or Section 7.4 hereof, Purchaser shall take the lead, and shall have the right to direct the strategy of the parties in a manner consistent with the terms of this Agreement and applicable Law, with respect to any material communications, meetings or proceedings with any Governmental Body in connection with obtaining all consents and approvals of any Governmental Body (including those required under the HSR Act and the Communications Laws) that are required in order to satisfy the conditions set forth in Section 8.1(d) or (e).

7.4 Regulatory Approvals. Without limiting the generality of the foregoing Section 7.3:

(a) each of Purchaser and the Company, as necessary, shall (i) make or cause to be made all filings required of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act (and shall seek early termination of the applicable waiting period thereunder) or other Antitrust Laws with respect to the transactions contemplated hereby, as promptly as practicable and, in any event, within ten (10) business days after the date of this Agreement in the case of all filings required under the HSR Act, (ii) comply at the earliest practicable date with any request under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries from the FTC, the Antitrust Division of the United States Department of Justice or any other Governmental Body in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use its commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction.

(b) each of Purchaser and the Company shall use its commercially reasonable efforts to (i) take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement and to, (ii) avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or preceding, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement; provided, however, that Purchaser shall be required to pay all costs and expenses incurred by the Company and its Subsidiaries (except each party shall be responsible for payment of its own attorneys’ fees) with respect to any inquiries or issues that arise in connection with the filings contemplated by this Section 7.4.

(c) FCC and State PUCs.

(i) As promptly as practicable and in any event, within 10 Business Days after the date of this Agreement, the parties shall prepare and file all necessary applications, notifications and related filings for obtaining the Required Consents from the FCC and State PUCs. Each party shall promptly provide the other party with all information necessary for the preparation of such applications, notifications and filings on a timely basis, including those portions of such applications, notifications and filings which are required to be completed by each party, counsel to the Purchaser shall prepare the initial draft of the applications, notifications and any other filings; and

(ii) Subject to the terms and conditions of this Agreement, each of the parties shall use commercially reasonable efforts to prosecute the FCC and State PUC applications in good faith and with due diligence before the FCC and the State PUCs and in connection therewith, take such actions as may be necessary or reasonably required in connection with the applications, including the furnishing to the FCC and the State PUCs any documents, materials, or other information requested by the FCC and the State PUCs in order to obtain the Required Consents as expeditiously as reasonably practicable. In addition, to the extent reasonably practicable, the parties shall use commercially reasonable efforts to: (A) promptly notify the other parties of any material communication to that party from the FCC, any State PUC or any other Person with respect to the FCC or the State PUC applications, as applicable; (B) permit a representative of the other party to attend and participate in substantive meetings (telephonic or otherwise) with the FCC or any State PUC; and (C) permit the other party to review in advance, as reasonable, any proposed material written communication to the

FCC or any State PUC. No party shall, without the written consent of the other party, take, or fail to take, any action if the intent or reasonably anticipated consequence of such action or failure to act is, or would be, to cause or materially increase the probability of the FCC or any State PUC not to grant approval of any FCC application or of any State PUC application or materially delay any such approval, to the material detriment of the other parties. If there are any petitions for reconsideration, appeals or similar filings made seeking to overturn the grant of the FCC Approval or grant of any of the State PUC Consents, or if the FCC or a State PUC seeks to reconsider such grant on its own motion, then the parties shall each use commercially reasonable efforts to defend the applicable grants against such actions. Each party shall be responsible for payment of its own attorneys’ fees and related costs and expenses associated with obtaining any such State PUC Consents and FCC Consents.

7.5 Further Assurances. Each of Purchaser and the Company shall (i) execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, all such further actions as may be reasonably required, necessary or appropriate to carry out the provisions of this Agreement and give effect to the transactions contemplated by this Agreement; (ii) not in limitation of any other provision of this Agreement, use their respective commercially reasonable efforts to cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement (including without limitation the condition set forth in Section 8.1(g)); (iii) prior to the Closing, cooperate in good faith in connection with meetings and communications with customers, suppliers, distribution channels and employees of the Company and its Subsidiaries and (iv) cooperate in good faith prior to and at the Closing to facilitate an orderly Closing and transition consistent with the terms of this Agreement.

7.6 Confidentiality. Purchaser acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement between Purchaser and the Company dated May 5, 2010 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference; provided, however, that notwithstanding the foregoing, the Confidentiality Agreement shall not restrict the disclosure to other Persons of any such information to the extent expressly contemplated hereby and required to consummate the Merger and the Debt Financing provided that, unless any provision of this Agreement (including Sections 7.8 and 7.13) contemplates public disclosure or other unrestricted disclosure of such information, the recipients of such information comply with the obligations set forth in the Confidentiality Agreement. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate.

7.7 Indemnification, Exculpation and Insurance.

(a) From and after the Closing Date, Purchaser shall, or shall cause the Surviving Corporation to, reimburse, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who on or prior to the Closing Date were directors, officers or employees of the Company (collectively, the “D&O Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any Subsidiary at any time prior to the Closing Date. Purchaser agrees that all rights of the D&O Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective certificate of incorporation or by-laws or comparable organizational documents of the Company as in effect as of the date of this Agreement, and any indemnification agreements or arrangements of the Company shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by Law. In addition, Purchaser shall, or shall cause the Surviving Corporation to, pay any reasonable expenses of any D&O Indemnitee under this Section 7.7, as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b) From and after the Closing Date, Purchaser shall, or shall cause the Surviving Corporation to, cause (i) the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the D&O Indemnitees with respect to limitation of liabilities of directors, officers, employees and agents and indemnification than are set forth as of the date of this Agreement in the certificate of incorporation and by-laws of the Company and (ii) the certificate of incorporation and by-laws or comparable organizational documents of the Surviving Corporation to retain the current provisions regarding indemnification of directors, officers, employees and agents, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnitees.

(c) Each of Purchaser and D&O Indemnitee shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 7.7 and each such party shall provide the other access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d) Prior to the Closing, the Company shall use commercially reasonable efforts to purchase and fully pay for a “tail” policy of officers’ and directors’ liability insurance with respect to acts or omissions occurring at or prior to the Effective Time covering each past and present officer and director of the Company who are currently covered by the Company’s officers’ and directors’ liability insurance policy (a true and complete copy of which has been made available to Purchaser). To the extent not otherwise paid in full prior to the Closing Date, the cost of tail policy that is purchased shall be included as a Company Transaction Expense. To the extent commercially reasonable, such tail policy shall be for a period of six (6) years from and after the Effective Time and Purchaser or the Surviving Corporation shall maintain and pay for such policy’s premiums during such six (6) year period. To the extent commercially reasonable, the terms and coverage amounts of the liability insurance policy shall be at least as favorable as the terms and coverage amounts of the liability insurance policy in effect on the date hereof.

(e) The provisions of this Section 7.7: (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, his or her heirs and his or her representatives; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise (it being expressly agreed that the D&O Indemnitees to whom this Section 7.7 applies shall be third party beneficiaries of this Section 7.7.

7.8 Public Announcements. Between the date of this Agreement and the Closing Date, except to the extent required by Law (in each case, in the judgment of the Company or Purchaser, as the case may be), neither the Company nor Purchaser shall issue, or cause to be issued, any press release or public announcement of any kind concerning the transactions contemplated hereby without the consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); and in the event any such press release, public announcement or other disclosure is required by Law or the rules and regulations of the NASDAQ stock market or the London Stock Exchange’s AIM market rules, the parties will consult prior to the making thereof and use their best efforts to agree upon a mutually satisfactory text. None of the foregoing shall adversely affect or limit the Purchaser’s ability to comply with its obligations as a public company.

7.9 Employment Matters. The Purchaser shall provide, or cause an Affiliate to provide, for a twelve (12)-month period immediately following the Closing Date, to all continuing Business Employees (for so long as such Business Employees continue to be employed by the Surviving Corporation), base salary levels, annual bonus opportunities and employee benefit plans, programs and arrangements which, as to each Business Employee, are no less favorable in the aggregate than the base salary levels, annual bonus opportunities and employee benefit plans, programs and arrangements provided or made available to similarly situated employees of Purchaser.

7.10 Tax Matters.

(a) Proration of Certain Company Taxes. All Taxes payable by the Company or any of its Subsidiaries, including income, real estate, personal property and any special Taxes or assessments attributable to the assets of the Company or any of its Subsidiaries, for the fiscal year during which the Closing occurs that are by their nature attributable to the entire Tax period that includes but does not end on the Closing Date, shall be allocated proportionately to the portion of such Tax period ending on the Closing Date and the portion of such year or other period after the Closing Date. In making the foregoing allocation, the amount of any Taxes based on or measured by income or receipts shall be determined based on an interim closing of the books as of the close of business on the Closing Date (provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be apportioned between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each such period), and the amount of other Taxes for the portion of any such period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such period. Except as otherwise expressly provided in this Agreement, any such Taxes allocated to the period ending on or prior to the Closing Date (the “Pre-Closing Period”) shall be included on the Closing Balance Sheet as a current liability to the extent such Taxes remain unpaid as of the Closing Date, and to the extent so included the Company or its Subsidiaries shall pay the same when and as due. Any such Taxes allocated to the period after the Closing Date (the “Post-Closing Period”) shall be included in the Company’s current assets on the Closing Balance Sheet to the extent such Taxes have been paid by the Company or its Subsidiaries on or before the Closing Date. No such Taxes allocated to the Post-Closing Period shall be included on the Closing Balance Sheet as a liability. All determinations necessary to give effect to the prorations set forth herein shall be made in a manner consistent with prior practice of the Company.

(b) Preparation and Filing of Tax Returns.

(i) Between the date hereof and the Closing Date, the Company and each of its Subsidiaries shall prepare or cause to be prepared in a manner consistent with past practice and file or cause to be filed on a timely basis all Tax Returns for taxable periods that are required to be filed on or before the Closing Date. The Company shall timely pay all Tax liabilities reflected on such Tax Returns and shall timely and fully pay all Taxes (including installments of estimated Taxes) that are due on or before the Closing Date. The Company shall make available to Purchaser: (i) no less than 10 days prior to the applicable filing date, copies of the following draft Tax Returns: (A) net income, alternative or add-on minimum, capital and franchise Tax Returns that are due after September 23, 2010, and (B) property Tax Returns due after September 23, 2010, and the Company shall make any reasonable changes to any such Tax Returns so long as they are received from the Purchaser no later than five (5) days prior to the filing due date for such Tax Return, and (ii) no later than the seventh Business Day of each month, copies of the following draft Tax Returns with respect to the immediately preceding month: (x) gross receipts, sales, use, excise and occupation Tax Returns due after October 1, 2010; (y) withholding, payroll, employment, social security and unemployment Tax Returns due after October 1, 2010; and (z) telecommunications Relay Service, North America Numbering Plan Administration and Local Number Portability Support returns due after October 1, 2010, and the Company shall make any reasonable changes to any such Tax Returns so long as they are received from the Purchaser no later than three (3) days prior to the filing due date for such Tax Return.

(ii) Following the Closing, Purchaser shall prepare and file or shall cause to be prepared and filed all Tax Returns of the Company that are required to be filed after the Closing Date that relate to any Tax period ending on or before the Closing Date or to any Tax period which includes, but does not end on, the Closing Date (“Straddle Tax Returns”). Purchaser shall cause each such Tax Return to be prepared in a manner consistent with the Company’s past practices and procedures, unless otherwise required by applicable Tax Law. Purchaser shall timely pay all Tax liabilities reflected on Straddle Tax Returns. At least ten (10) Business Days prior to the filing of any such income Tax Return, Purchaser shall permit the Stockholder Representative to review and comment on such Tax Return (or, in the case of a Tax Return that reports items of income or deduction of other entities in addition to the Company, the portion of such Tax Return that relates exclusively to the Company) and shall consider in good faith any revisions to such Tax Return as the Stockholder Representative shall reasonably request.

(c) Cooperation and Controversies. Following the Closing, Parent, Merger Sub, the Company, the Stockholders and the Stockholder Representative shall, as reasonably requested by any party hereto: (i) assist any other party in preparing any Tax Returns relating to the Company which such other party is responsible for preparing and filing; (ii) cooperate fully in preparing for any Tax audit of, or dispute with Taxing Authorities regarding, and any judicial or administrative proceeding relating to, liability for Taxes, in the preparation or conduct of litigation or investigation of claims, and in connection with the preparation of financial statements or other documents to be filed with any Taxing Authority, in each case, with respect to the Company; (iii) make available to the other parties hereto and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes relating to the Company (at the cost and expenses of the requesting party); (iv) provide timely notice to the other parties hereto in writing of any pending or threatened Tax audits or assessments relating to the Company for taxable periods for which any such other party is responsible; and (v) furnish the other parties hereto with copies of all correspondence received from any Taxing Authority in connection with any Tax audit or information request with respect to any Tax periods for which any such other party is responsible.

7.11 Company Stockholder Approval; Notice.

(a) The Company shall promptly, after the execution of this Agreement and in accordance with applicable Law, the Company Charter and the Company’s bylaws, solicit written consents to obtain the approval and adoption of this Agreement, the Merger, and the other transactions contemplated by this Agreement by required vote of the Company Stockholders. The Company shall ensure that written consents are solicited from its stockholders, in compliance with applicable Law, the Company Charter and the Company’s bylaws, and all other applicable legal requirements. The Company agrees to use all commercially reasonable efforts to take all action necessary to as promptly as practicable and, in any event, within twelve hours of executing this Agreement, secure the written consents required by applicable Law, Company Charter and the Company’s bylaws to approve and adopt this Agreement and effect the Merger.

(b) The Company shall, as soon as practicable following the date hereof, deliver to the Company Stockholders, in a form reasonably acceptable to Purchaser, an information statement constituting an appraisal notice setting forth in reasonable detail a description of this Agreement and the transactions contemplated hereby and include such other information (financial or otherwise) regarding the Company and its Subsidiaries and the Merger as shall be necessary to satisfy the requirements of the DGCL, including Sections 228, 251 and 262 thereof, and otherwise satisfy and comply with the Company’s obligations and duties under Delaware Law (such document, the “Information Statement”), in each case, with such information as shall be reasonably satisfactory in form and content to Purchaser.

7.12 Acquisition Proposals.

(a) From the date of this Agreement through the earlier of the termination of this Agreement pursuant to Article IX and the Closing, as applicable, the Company shall not and shall cause each of its Affiliates (including the Majority Stockholder (as defined in the Securityholders’ Agreement)) and its and their representatives not to, directly or indirectly, (except with respect to Purchaser and its Affiliates) (i) solicit or invite any inquiries, proposals or indications of interest, or enter into any discussions, negotiations, understandings, arrangements or contracts relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any material portion of the Company or any of its Subsidiaries or their respective businesses or assets or (ii) knowingly disclose to any Person any confidential information concerning the Company or any of its Subsidiaries or their respective businesses or assets in connection with such a transaction (as described in clause (i)).

(b) From the date of this Agreement through the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article IX, as applicable, the Company shall not, and shall cause its Subsidiaries and representatives to, cease and terminate immediately any existing discussions or negotiations with respect to or in furtherance of any transaction described in clause (a) above. The Company shall request that all third parties who executed a confidentiality non-disclosure or other similar agreement in connection with the consideration of a possible acquisition, return to the Company, or destroy, all confidential information heretofore furnished to such third parties by or on behalf of the Company, as promptly as practicable, subject to the terms of such agreements.

7.13 Financing.

(a) Purchaser shall use its commercially reasonable efforts to consummate the Debt Financing (including a Debt Securities Financing or any alternative debt financing arrangements) at or prior to the Closing. In the event any portion of the Debt Financing become unavailable, Purchaser shall use its commercially reasonable efforts to arrange to obtain any such portion from alternative sources of third party debt financing on terms reasonably deemed by Purchaser to be no less favorable to the Surviving Corporation in the aggregate than the terms set forth in the Debt Commitment Letter. For the avoidance of doubt and notwithstanding anything to the contrary, each of Purchaser and Merger Sub acknowledge that obtaining the Debt Financing is not a condition to Purchaser and Merger Sub’s obligation to consummate the transactions contemplated hereby (but absence of such condition shall not undermine the covenants and obligations of the Company included herein).

(b) At Purchaser’s request, the Company shall and shall cause its Subsidiaries to, and shall use its reasonable efforts to cause its officers, employees, directors and representatives to, cooperate reasonably with the Purchaser and the Financing Sources in consummating the Debt Financing, including providing documents and information required to be provided by the Company pursuant to the Debt Commitment Letter and other reasonably necessary documents and information and access to personnel and other assistance and cooperation. Each of the Purchaser and the Company shall use their respective reasonable efforts to consummate the Debt Financing at or prior to Closing, including, in the case of the Company, by timely (i) participating in a reasonable number of meetings, road shows, rating agency sessions and drafting sessions, and participating in reasonable and customary due diligence, (ii) furnishing Purchaser and the Financing Sources, for public disclosure, as required, with the Required Financial Statements and with such other financial and other pertinent information as may be reasonably requested by Purchaser or the Financing Sources to consummate the Debt Financing, including all Company financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act (including any audited financial statements, but only to the extent required by the Debt Commitment Letter in existence on the date hereof and provided to the Company) and the financial information regarding the Company on a stand-alone basis included in financing transactions of a similar nature that would allow

Purchaser to comply with the conditions precedent to the Debt Financing contained in paragraphs 6 and 7 of Exhibit C to the Debt Commitment Letter (but no covenant is being made by the Company with respect to the information including financial information of Purchaser and its Subsidiaries), (iii) providing reasonable assistance to Purchaser and the Financing Sources in the preparation of and participation in (A) both a private and public offering document for any portion of the Debt Financing and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts for any portion of the Debt Financing including as contemplated by paragraph 7 of Exhibit C to the Debt Commitment Letter and (v) using reasonable efforts to cause its independent accountants to provide assistance and cooperation in the Debt Financing, including (A) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (B) providing any necessary consents to use their audit reports, and (C) providing customary “comfort letters.” Purchaser shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs reasonably incurred by the Company, its Subsidiaries or any of their respective representatives in connection with assistance and cooperation under this Section 7.13. For purposes of this Section 7.13(b), references to “Debt Financing” include a Debt Securities Financing or any alternative debt financing arrangements; provided, however, that notwithstanding any provisions set forth in this Agreement the Company shall not be obligated to provide information or take actions with respect to any alternative debt financing arrangements that would be more burdensome to the Company in the aggregate in any material respect than would be the case with respect to a financing under the Debt Commitment Letter that is in existence on the date hereof and provided to the Company. The Company shall, following the date of this Agreement and continuing until the earlier of the Effective Time, provide Purchaser with copies of all material financial reports which are provided to the Board of Directors of the Company in the Ordinary Course of Business, which such materials, for the avoidance of doubt, shall include an unaudited consolidated balance sheet of the Company and its Subsidiaries as at the last day of such month which the Company shall use commercially reasonable efforts to provide to the Purchaser by the twentieth calendar day of the following month, and shall be subject to the Confidentiality Agreement as provided in the immediately preceding sentence. Purchaser and Merger Sub acknowledge and agree that neither the Company nor its Subsidiaries, Affiliates or representatives shall have any responsibility for, or incur any liability to any Person under or in connection with the arrangement of the Debt Financing or any alternative financing that the Purchaser or Merger Sub may raise in connection with the transactions contemplated by this Agreement, and that Purchaser and Merger Sub shall indemnify and hold harmless the Company and its Subsidiaries, Affiliates, shareholders, employees and representatives from and against any and all losses, expenses (including attorneys’ fees and expenses), costs and other liabilities suffered or incurred by them in connection with the arrangement of the Debt Financing or any alternative financing and any information utilized in connection therewith.

7.14 Notification.

(a) By the Company. From the date hereof until the Closing Date, the Company shall as soon as practicable disclose to Purchaser in writing (in the form of updated Disclosure Letter, which updated Disclosure Letter shall reasonably clearly mark any additions or deletions to such Disclosure Letter) its knowledge of any material failures to be true of, or material breaches of, the representations and warranties contained in Article IV and of any other fact or event that would, if not cured, cause or constitute a material breach of the covenants in this Agreement made by the Company, in each case to the extent that such failure or breach would entitle the Purchaser to terminate this Agreement under Section 9.1(d). Notwithstanding any provision in this Agreement to the contrary, the delivery of any notice to the Purchaser pursuant to this Section 7.14 shall not limit or otherwise affect the remedies available to any party hereto. No disclosure pursuant to this Section 7.14 shall be deemed to constitute an amendment to the Disclosure Letter for any purpose or cure any misrepresentation, breach of warranty or breach of covenant by the Company.

(b) By the Purchaser. From the date hereof until the Closing Date, the Purchaser shall as soon as practicable disclose to the Company in writing (in the form of updated Disclosure Letter, which updated Disclosure Letter shall reasonably clearly mark any additions or deletions to such Disclosure Letter) its knowledge of any material failures to be true of, or material breaches of, the representations and warranties contained in Article VI and of any other fact or event that would, if not cured, cause or constitute a material breach of the covenants in this Agreement made by the Purchaser, in each case to the extent that such failure or breach would entitle the Company to terminate this Agreement under Section 9.1(e). Notwithstanding any provision in this Agreement to the contrary, the delivery of any notice to the Purchaser pursuant to this Section 7.14 shall not limit or otherwise affect the remedies available to any party hereto. No disclosure pursuant to this Section 7.14 shall be deemed to constitute an amendment to the Disclosure Letter for any purpose or cure any misrepresentation, breach of warranty or breach of covenant by the Purchaser.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Purchaser and Merger Sub. The obligation of Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a) Each of the representations and warranties of the Company contained in Sections 4.1 through 4.6, clause (b) of Section 4.8 and Section 4.18 shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent made with reference to a specific date or time, in which case, as of such date or time). The representations and warranties of the Company contained in this Agreement, other than those listed in the preceding sentence, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent made with reference to a specific date or time, in which case as of such date or time), except where the failure of any such representation or warranty to be true and correct (without giving effect to any “materiality”, “material” or “Material Adverse Effect” qualifier set forth therein) as of the date of this Agreement or as of the Closing Date (or express earlier date) would not, individually or in the aggregate, constitute a Material Adverse Effect; and the Purchaser shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect;

(b) the Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Purchaser shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect (it being agreed and understood that prior failures to perform or comply which have been cured shall not be deemed to constitute a failure to perform or comply which would otherwise cause a failure of this condition);

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and no Law shall have been enacted or promulgated by any Governmental Body which prohibits or has the effect of prohibiting the consummation of the transactions contemplated hereby;

(d) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted;

(e) the Required Consents shall have been obtained and shall remain in full force and effect;

(f) the Company has received the Written Consent and provided the Purchaser with written evidence thereof; and

(g) the Company shall have delivered to the Purchaser reasonable evidence in customary form that all Liens on the Company’s and its Subsidiaries’ assets arising under the Credit Facility (in each case, other than Permitted Liens) have been or will be released at the Effective Time, such evidence shall include the Payoff Letter and such UCC-3 termination statements and pay-off letters (reflecting all amounts required to be paid under, or in connection with, such Company Indebtedness, to discharge such Company Indebtedness in full, including any penalties, default judgments or otherwise or any other obligations on behalf of the Company or any of its Subsidiaries) from, as applicable, the administrative agent, lenders or holders of such obligations in respect of such Liens confirming the release of such Liens upon payment of the amounts set forth therein.

8.2 Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Stockholder Representative in whole or in part to the extent permitted by applicable Law):

(a) Each of the representatives and warranties of the Purchaser contained in Sections 6.1 through 6.3 shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except to the extent made with reference to an earlier date in which case, as of such earlier date). The representations and warranties of the Purchaser and Merger Sub contained in this Agreement, other than those listed in the preceding sentence, shall be true and correct as of the Closing Date (except to the extent made with reference to an express earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any “materiality”, “material” or “Material Adverse Effect” qualifier set forth therein) as of the Closing Date (or express earlier date) would not, individually or in the aggregate, constitute a Material Adverse Effect and the Stockholder Representative shall have received a certificate signed by an authorized officer of Purchaser and Merger Sub, dated the Closing Date, to the foregoing effect;

(b) Purchaser and Merger Sub shall have performed and complied in all material respects with all material obligations and covenants required by this Agreement to be performed or complied with by Purchaser and Merger Sub on or prior to the Closing Date; and the Stockholder Representative shall have received a certificate signed by an authorized officer of Purchaser and Merger Sub, dated the Closing Date, to the foregoing effect (it being agreed and understood that prior failures to perform or comply which have been cured shall not be deemed to constitute a failure to perform or comply which would otherwise cause a failure of this condition);

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and no Law shall have been enacted or promulgated by any Governmental Body which prohibits the consummation of the transactions contemplated hereby;

(d) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted; and

(e) the Required Consents shall have been obtained and shall remain in full force and effect.

ARTICLE IX

TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) at the election of the Company or Purchaser on or after June 30, 2011, if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not in material default of any of its obligations hereunder and was not the cause of the delay;

(b) by mutual written consent of the Company and Purchaser;

(c) by the Company or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination that is not nonappealable (and pursue such appeal with reasonable diligence);

(d) by the Purchaser, (i) prior to the receipt of the Written Consent if the Company shall not have obtained the Written Consent and provided the Purchaser with written evidence thereof within twelve hours after the date hereof or (ii) if there has been a material violation or breach by the Company of any covenant, representation or warranty contained in this Agreement that has prevented or would prevent the satisfaction of the condition to the obligations of the Purchaser at the Closing set forth in Section 8.1(a) or Section 8.1(b) and such violation or breach has not been waived by the Purchaser, or cured by the Company within fifteen (15) Business Days after receipt by the Company of written notice thereof from the Purchaser;

(e) by the Company, if there has been a material violation or breach by the Purchaser or Merger Sub of any covenant, representation or warranty contained in this Agreement that has prevented or would prevent the satisfaction of any condition to the obligations of the Company at the Closing set forth in Section 8.2(a) or Section 8.2(b) and such violation or breach has not been waived by the Company or cured by the Purchaser within fifteen (15) Business Days after receipt by the Purchaser of written notice thereof from the Company (provided that in the case of either a breach by Purchaser of Section 6.6 hereof or the failure by Purchaser to deliver the Estimated Merger Consideration at the Closing as required hereunder, such breach shall be subject to a cure period hereunder of ten (10) calendar days).

9.2 Written Demand. At any time after the date hereof, if the Company reasonably believes that the Closing could occur within fifteen (15) Business Days, the Company may deliver a written demand to Purchaser (“Written Demand”) to the effect that Purchaser notify the Company in writing (such notice, the “Purchaser Response”) of its knowledge, as of the date of the Purchaser Response, of any material breaches of the Company’s obligations and the agreements required by this Agreement that Purchaser reasonably believes would form the basis for Purchaser’s assertion that the condition set forth in Section 8.1(b) has not been satisfied were the Closing to occur on such date or prior to the date that is fifteen (15) Business Days after delivery of the Written Demand, and, if the Company elects to deliver a Written Demand, an officer of the Purchaser shall timely deliver a Purchaser Response and certify as to its contents within four (4) Business Days of the receipt of the Written Demand; provided that, the foregoing shall not (i) relieve or otherwise affect the Company’s obligations set forth in Section 7.14, (ii) limit in any manner the effect of, or the rights of, Purchaser under this Agreement with respect to, any matters, events or circumstances that the Purchaser becomes aware of following the delivery of the Purchaser Response (including the aggregate effect of such matters, events or circumstances taken together with any matter, event or circumstance of which Purchaser had knowledge on or prior to the delivery of the Purchaser Response), or (iii) be deemed to cure, or limit Purchaser’s remedies with respect to, any breaches or alleged breaches by the Company identified in the Purchaser Response; provided that it is understood and agreed that the purpose of this Section 9.2 is to provide the Company with the opportunity to cure any breaches of covenants, as contemplated by Section 8.1(b), provided, further in the event that Purchaser has, prior to the delivery of the Purchaser Response, delivered to the Company a written notice to terminate the Agreement pursuant to Section 9.1(d)(ii) (subject to the cure periods contained therein), neither the Purchaser Notice nor anything contained therein shall alter the effect of such Section 9.1(d)(ii) notice nor constitute a replacement of such notice.

9.3 Procedure Upon Termination. In the event of termination and abandonment by Purchaser or the Company, or both, pursuant to Section 9.1 hereof, the terminating party shall forthwith deliver notice thereof to the other party or parties, and this Agreement shall terminate, and the Merger hereunder shall be abandoned, without further action by Purchaser or the Stockholder Representative.

9.4 Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 9.1, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser or the Company; provided, that no such termination shall relieve any party hereto from liability for any breach of this Agreement and, provided, further, that the obligations of the parties set forth in Sections 7.6 and 7.8 and Article XI hereof shall survive any such termination and shall be enforceable hereunder.

ARTICLE X

[RESERVED]

10.1 [Reserved].

ARTICLE XI

MISCELLANEOUS

11.1 Payment of Sales, Use or Similar Taxes. All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by Purchaser.

11.2 No Survival of Representations and Warranties and Pre-Closing Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, and none of the covenants to be performed by the Company or the Stockholder Representative prior to Closing shall survive the occurrence of the Merger, and neither the Purchaser nor the Surviving Corporation may make any claims against the Company or the Stockholder Representative with respect thereto after the Closing. All covenants of the parties that are to be performed after the Closing shall survive according to their respective terms.

11.3 Expenses. Whether or not the transactions contemplated hereby are consummated, all costs and expenses (including any brokerage commissions or any finder’s or investment banker’s fees and including attorneys’ and accountants’ fees) incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated hereby and the consummation of the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except as provided in Section 7.3 and Section 7.4.

11.4 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a) The parties hereto irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 11.7.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.4 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

(d) Notwithstanding the foregoing, each of the parties hereto agrees (i) that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (ii) TO IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY SUCH ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD-PARTY CLAIM. Without limiting other means of service of process permissible under applicable Law, each of the Company, Purchaser and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11.7 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

11.5 Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and the Escrow Agreement) and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof.

Prior to the Closing, this Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Purchaser, the Company (after approval by its Board of Directors) and the Stockholder Representative. After the Closing, this Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Purchaser, on the one hand, and the Stockholder Representative, on the other hand. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.6 Governing Law. This Agreement and the transactions contemplated hereby, and, subject to Section 11.4(d) of this Agreement, all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort, or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts or choice of law provisions thereof or of any other jurisdiction that would give rise to the application of the domestic substantive law of any other jurisdiction.

11.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by commercial overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company prior to Closing, to:

Cavalier Telephone Corporation

2134 West Laburnum Avenue

Richmond, VA 23227

Attn: President and Chief Executive Officer

Fax: (804) 422-4599

With a copy to:

M/C Venture Partners V, L.P.

75 State Street

Boston, MA 02109

Facsimile: (617) 345-7201

Attention: James F. Wade

With a copy to:

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Attn: Stephen O. Meredith, Esq.

Fax: (888) 325-9120

If to the Company Securityholders or the Stockholder Representative after the Closing:

M/C Venture Partners V, L.P.

75 State Street

Boston, MA 02109

Facsimile: (617) 345-7201

Attention: James F. Wade

With a copy to:

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Attn: Stephen O. Meredith, Esq.

Fax: (888) 325-9120

If to Purchaser, to:

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

Attn: President & Chief Executive Officer

Fax: (585) 340-2563

With a copy to:

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

Attn: General Counsel

Fax: (585) 340-2563

and

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attn: Nancy A. Lieberman, Esq.

         Kenneth M. Wolff, Esq.

Fax: (212) 735-2000

11.8 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.9 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as contemplated by Section 7.7 and, with respect to the Financing Sources, who shall be third party beneficiaries to Section 11.4(d). No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Company or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

11.10 Retention of Counsel. In any dispute or proceeding arising under or in connection with this Agreement following the Closing, the Stockholder Representative shall have the right, at its election, to retain Edwards Angell Palmer & Dodge LLP (the “Law Firm”) to represent it in such matter. Purchaser, for itself and the Company and for their respective successors and assigns, hereby waives and consents to any such representation in any such matter and Purchaser, for itself and the Company and for their respective successors and assigns, hereby agrees that the Stockholder Representative may, prior to the Closing, obtain a copy of written communications between the Law Firm and the Company made in connection with the negotiation, preparation, execution, delivery or Closing under, or any dispute or proceeding arising under or in connection with this Agreement between Purchaser and the Company (for evidentiary purposes in the event of a dispute between Purchaser, on the one hand and the Stockholder Representative, on the other hand, or between the Stockholder Representative, on the one hand, and any Company Stockholder, on the other hand). In connection with its representation of the Stockholder Representative and/or certain of the Company Securityholders in matters pertaining to the transactions contemplated herein, the Law Firm may disclose to the Stockholder Representative, the parties to the Written Consent and to those Persons who are, prior to the Effective Time, officers of the Company actively involved in the review and preparation of the documents relating to the transactions contemplated herein, any information learned by the Law Firm in the course of its representation of the Company, whether or not such information is subject to the attorney-client privilege and/or the Law Firm’s duty of confidentiality, and whether or not such disclosure is made before or after the Closing. Each of Purchaser, the Company and the Surviving Corporation irrevocably waives any right it may have to discover, obtain or use in evidence any information or documentation relating to the representation by the Law Firm of the Company in connection with the preparation, negotiation and execution of this Agreement and in connection with the transactions contemplated hereby; provided however that such waiver shall not apply with respect to the Purchaser or the Surviving Corporation (i) defending against, or exercising subrogation, contribution or similar rights with respect to, any derivative actions initiated by Company Securityholders or (ii) prosecuting or defending claims by or against other third parties in which the interests of the Purchaser and/or the Surviving Corporation could not be reasonably expected to be or become adverse to the interests of the Stockholder Representative and/or the Company Securityholders.

11.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PURCHASER:

PAETEC HOLDING CORP.

By:	/s/ Arunas A. Chesonis
Name: Arunas A. Chesonis
Title: Chairman, President and Chief Executive Officer

MERGER SUB:

CAIRO ACQUISITION CORP.

By:	/s/ Arunas A. Chesonis
Name: Arunas A. Chesonis
Title: Chairman, President and Chief Executive Officer

COMPANY:

CAVALIER TELEPHONE CORPORATION

By:	/s/ Danny L. Bottoms
Name: Danny L. Bottoms
Title: President and Chief Executive Officer

STOCKHOLDER REPRESENTATIVE:

M/C VENTURE PARTNERS V, L.P.
By:	M/C VPV LLC, its General Partner

By:	/s/ James F. Wade

Name:	James F. Wade
Title:	Manager

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